UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2020

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐  No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐  No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	August 7, 2020	FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

		By:	/s/ Ana Graciela de Méndez

		Name:	Ana Graciela de Méndez
		Title:	CFO

Banco Latinoamericano de Comercio Exterior, S.A. and Subsidiaries

Unaudited condensed consolidated interim financial statements as of June 30, 2020, and for the three and six ended June 30, 2020.

Banco Latinoamericano de Comercio Exterior, S.A. and Subsidiaries

Contents

Unaudited condensed consolidated interim statements of financial position	3

Unaudited condensed consolidated interim statements of profit or loss	4

Unaudited condensed consolidated interim statements of comprehensive income	5

Unaudited condensed consolidated interim statements of changes in equity	6

Unaudited condensed consolidated interim statements of cash flows	7

Notes to the unaudited condensed consolidated interim financial statements	8

2

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Unaudited condensed consolidated interim statements of financial position

June 30, 2020 and December 31, 2019

(In thousands of US dollars)

	Notes	June 30, 2020 (Unaudited)	December 31, 2019
Assets

Cash and due from banks	7,8	2,021,365	1,178,170

Securities and other financial assets, net	5,9	100,223	88,794

Loans		4,485,553	5,892,997
Interest receivable		32,401	41,757
Allowance for loans losses		(45,434)	(99,307)
Unearned interest and deferred fees		(8,167)	(12,114)
Loans, net	5,7,10	4,464,353	5,823,333

Customers' liabilities under acceptances	5,7	3,444	115,682
Derivative financial instruments - assets	5,7,13	8,615	11,157

Equipment and leasehold improvements, net		17,109	18,752
Intangibles, net		1,050	1,427
Investment properties		3,354	3,494
Other assets	14	7,712	8,857
Total assets		6,627,225	7,249,666

Liabilities and Equity
Liabilities:
Demand deposits		281,685	85,786
Time deposits		2,604,530	2,802,550
	7,15	2,886,215	2,888,336
Interest payable		3,119	5,219
Total deposits		2,889,334	2,893,555

Securities sold under repurchase agreements	7,16	10,403	40,530
Borrowings and debt, net	7,17	2,627,216	3,138,310
Interest payable		6,954	10,554

Customers' liabilities under acceptances	5,7	3,444	115,682
Derivative financial instruments - liabilities	5,7,13	52,193	14,675
Allowance for loan commitments and financial guarantees contracts losses	5	2,139	3,044
Other liabilities	18	13,683	17,149
Total liabilities		5,605,366	6,233,499

Equity:
Common stock		279,980	279,980
Treasury stock		(57,866)	(59,669)
Additional paid-in capital in excess of value assigned to common stock		119,447	120,362
Capital reserves		95,210	95,210
Regulatory reserves	24	136,019	136,019
Retained earnings		452,739	446,083
Other comprehensive income (loss)		(3,670)	(1,818)
Total equity		1,021,859	1,016,167
Total liabilities and equity		6,627,225	7,249,666

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

3

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Unaudited condensed consolidated interim statements of profit or loss

For the three and six months ended June 30, 2020 and 2019

(In thousands of US dollars, except per share data and number of shares)

		For the three months ended June 30,		For the six months ended June 30,
	Notes	2020	2019	2020	2019

Interest income:
Deposits		916	4,181	3,375	9,538
Securities		677	789	1,317	1,731
Loans		42,914	65,560	98,804	132,815
Total interest income	21	44,507	70,530	103,496	144,084
Interest expense:
Deposits		(5,691)	(18,896)	(17,153)	(36,589)
Borrowings and debt		(17,093)	(23,703)	(38,820)	(51,544)
Total interest expense	21	(22,784)	(42,599)	(55,973)	(88,133)

Net interest income		21,723	27,931	47,523	55,951

Other income (expense):
Fees and commissions, net	19,21	1,940	5,128	5,013	7,478
(Loss) gain on financial instruments, net	12,21	(3,949)	63	(4,307)	819
Other income, net		191	512	431	1,457
Total other income, net	21	(1,818)	5,703	1,137	9,754

Total revenues		19,905	33,634	48,660	65,705

Reversal (provision) for credit losses	5,6,7,21	2,607	(811)	2,696	(1,753)
Impairment on non-financial assets		(140)	-	(140)	-

Operating expenses:
Salaries and other employee expenses		(4,172)	(5,829)	(11,178)	(12,140)
Depreciation of equipment and leasehold improvements		(854)	(705)	(1,589)	(1,396)
Amortization of intangible assets		(186)	(191)	(377)	(355)
Other expenses		(3,054)	(3,826)	(5,664)	(6,544)
Total operating expenses	21	(8,266)	(10,551)	(18,808)	(20,435)
Profit for the period		14,106	22,272	32,408	43,517

Per share data:
Basic earnings per share (in US dollars)	19	0.36	0.56	0.82	1.10
Diluted earnings per share (in US dollars)	19	0.36	0.56	0.82	1.10
Weighted average basic shares (in thousands of shares)	19	39,654	39,553	39,632	39,548
Weighted average diluted shares (in thousands of shares)	19	39,654	39,553	39,632	39,548

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

4

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Unaudited condensed consolidated interim statements of comprehensive income

For the three and six months ended June 30, 2020 and 2019

(In thousands of US dollars)

	For the three months ended June 30		For the six months ended June 30
	2020	2019	2020	2019

Profit for the period	14,106	22,272	32,408	43,517
Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss:
Change in fair value on equity instrument at FVOCI, net of hedging	226	(864)	546	(608)

Items that are or may be reclassified subsequently to profit or loss:
Change in fair value on debt financial instruments at FVOCI, net of hedging	(152)	(743)	(1,382)	(2,664)
Reclassification of gains (losses) on financial instruments to the profit or loss	(228)	(274)	(345)	338
Exchange difference in conversion of foreign currency operation	(856)	(23)	(671)	(99)

Other comprehensive income (loss)	(1,010)	(1,904)	(1,852)	(3,033)

Total comprehensive income for the period	13,096	20,368	30,556	40,484

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

5

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Unaudited condensed consolidated interim statements of changes in stockholders's equity

For the six months ended June 30, 2020 and 2019

(In thousands of US dollars)

	Common stock	Treasury stock	Additional paid-in capital in excess of value assigned to common stock	Capital reserves	Regulatory reserves	Retained earnings	Other comprehensive income	Total equity

Balances at January 1, 2019, previously reported	279,980	(61,076)	119,987	95,210	136,019	423,050	420	993,590
Effect for change in accounting policy	-	-	-	-	-	(1,926)	-	(1,926)
Balances at January 1, 2019, adjusted	279,980	(61,076)	119,987	95,210	136,019	421,124	420	991,664
Profit for the period	-	-	-	-	-	43,517	-	43,517
Other comprehensive income (loss)	-	-	-	-	-	-	(3,033)	(3,033)
Issuance of restricted stock	-	380	(1,259)	-	-	-	-	(879)
Compensation cost - stock options and stock units plans	-	-	897	-	-	-	-	897
Exercised options and stock units vested	-	1,027	(148)	-	-	-	-	879
Dividends declared	-	-	-	-	-	(30,449)	-	(30,449)
Balances at June 30, 2019	279,980	(59,669)	119,477	95,210	136,019	434,192	(2,613)	1,002,596

Balances at January 1, 2020	279,980	(59,669)	120,362	95,210	136,019	446,083	(1,818)	1,016,167
Profit for the period	-	-	-	-	-	32,408	-	32,408
Other comprehensive income (loss)	-	-	-	-	-	-	(2,454)	(2,454)
Transfer of fair value on equity instrument at FVOCI						(602)	602	-
Issuance of restricted stock	-	1,523	(1,523)	-	-	-	-	-
Compensation cost - stock options and stock units plans	-	-	888	-	-	-	-	888
Exercised options and stock units vested	-	280	(280)	-	-	-	-	-
Dividends declared	-	-	-	-	-	(25,150)	-	(25,150)
Balances at June 30, 2020	279,980	(57,866)	119,447	95,210	136,019	452,739	(3,670)	1,021,859

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

6

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Unaudited condensed consolidated interim statements of cash flows

For the six months ended June 30, 2020 and 2019

(In thousands of US dollars)

	2020	2019

Cash flows from operating activities
Profit for the period	32,408	43,517
Adjustments to reconcile profit for the year to net cash provided by (used in) operating activities:
Depreciation of equipment and leasehold improvements	1,589	1,396
Amortization of intangible assets	377	355
Impairment on non-financial assets	140	-
(Reversal) provision for credit losses	(2,696)	1,753
Unrealized loss on financial instruments at fair value through profit or loss	2,827	11
Realized gain on financial instruments at fair value through profit or loss	(405)	(384)
Impairment (gain), net on sale of financial assets at fair value through OCI	-	(163)
Amortization of premium and discount related to securities at amortized cost	(671)	453
Compensation cost - share-based payment	888	897
Net changes in hedging position and foreign currency	5,909	(108)
Interest income	(103,496)	(144,084)
Interest expense	55,973	88,133
Net decrease (increase) in operating assets:
Pledged deposits	(44,399)	12,566
Loans	1,313,231	207,850
Other assets	3,101	8,630
Net increase (decrease) in operating liabilities:
Due to depositors	(2,120)	43,666
Other liabilities	(4,731)	(612)
Cash flows provided by operating activities	1,257,925	263,876
Interest received	113,141	140,831
Interest paid	(61,460)	(96,024)
Net cash provided by operating activities	1,309,606	308,683

Cash flows from investing activities:
Acquisition of equipment and leasehold improvements	(49)	(65)
Acquisition of intangible assets	-	(125)
Proceeds from the sale of securities at fair value through OCI	1,882	6,000
Proceeds from redemption of securities at amortized cost	21,176	15,979
Purchases of securities at amortized cost	(36,799)	(3,479)
Net cash (used in) provided by investing activities	(13,790)	18,310

Cash flows from financing activities:
Increase (decrease) in securities sold under repurchase agreements	(30,127)	(11,536)
Net increase (decrease) in short-term borrowings and debt	(325,742)	(897,407)
Proceeds from long-term borrowings and debt	149,799	83,636
Repayments of long-term borrowings and debt	(265,343)	(334,885)
Payments of leases liabilities	(530)	(512)
Dividends paid	(25,077)	(30,754)
Exercised stock options	-	879
Net cash used in financing activities	(497,020)	(1,190,579)

Increase (decrease) net in cash and cash equivalents	798,796	(863,586)
Cash and cash equivalents at beginning of the period	1,159,718	1,706,192
Cash and cash equivalents at end of the period	1,958,514	842,606

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

7

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

1.	Corporate information

Banco Latinoamericano de Comercio Exterior, S. A. (“Bladex Head Office” and together with its subsidiaries “Bladex” or the “Bank”), headquartered in Panama City, Republic of Panama, is a specialized multinational bank established to support the financing of foreign trade and economic integration in Latin America and the Caribbean (the “Region”). The Bank was established pursuant to a May 1975 proposal presented to the Assembly of Governors of Central Banks in the Region, which recommended the creation of a multinational organization to increase the foreign trade financing capacity of the Region. The Bank was organized in 1977, incorporated in 1978 as a corporation pursuant is to the laws of the Republic of Panama, and initiated operations on January 2, 1979. Under a contract law signed in 1978 between the Republic of Panama and Bladex, the Bank was granted certain privileges by the Republic of Panama, including an exemption from payment of income taxes in Panama.

The Bank operates under a general banking license issued by the National Banking Commission of Panama, predecessor of the Superintendence of Banks of Panama (the “SBP”).

In the Republic of Panama, banks are regulated by the SBP through Executive Decree No. 52 of April 30, 2008, which adopts the unique text of Law Decree No. 9 of February 26, 1998, modified by Law Decree No. 2 of February 22, 2008. Banks are also regulated by resolutions and agreements issued by this entity. The main aspects of this law and its regulations include: the authorization of banking licenses, minimum capital and liquidity requirements, consolidated supervision, procedures for management of credit, liquidity and market risks, measures to prevent money laundering, the financing of terrorism and related illicit activities, and procedures for banking intervention and liquidation, among others.

Bladex Head Office’s subsidiaries are the following:

-	Bladex Holdings Inc. is a wholly owned subsidiary, incorporated under the laws of the State of Delaware, United States of America (USA), on May 30, 2000. Bladex Holdings Inc. has ownership in Bladex Representaçao Ltda.

-	Bladex Representaçao Ltda. incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil. Bladex Representaçao Ltda. is 99.999% owned by Bladex Head Office and the remaining 0.001% is owned by Bladex Holdings Inc.

-	Bladex Development Corp. was incorporated under the laws of the Republic of Panama on June 5, 2014. Bladex Development Corp. is 100% owned by Bladex Head Office.

-	BLX Soluciones, S.A. de C.V., SOFOM, E.N.R. (“BLX Soluciones”) was incorporated under the laws of Mexico on June 13, 2014. BLX Soluciones is 99.9% owned by Bladex Head Office, and Bladex Development Corp. owns the remaining 0.1%. The company specializes in offering financial leasing and other financial products such as loans and factoring.

Bladex Head Office has an agency in New York City, USA (the “New York Agency”), which began operations on March 27, 1989. The New York Agency is principally engaged in financing transactions related to international trade, mostly the confirmation and financing of letters of credit for customers in the Region. The New York Agency also has authorization to book transactions through an International Banking Facility (“IBF”).

The Bank has representative offices in Buenos Aires, Argentina; in Mexico City, Mexico; and in Bogota, Colombia, and has a representative license in Lima, Peru.

These unaudited condensed consolidated interim financial statements were authorized for issue by the Board of Directors on July 21, 2020.

8

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

2.	Basis of preparation of the condensed consolidated interim financial statements

2.1	Statement of compliance

These condensed consolidated interim financial statements of Banco Latinoamericano de Comercio Exterior, S. A. and its subsidiaries have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (IAS 34) issued by the International Accounting Standards Board ("IASB"). As all the disclosures required by IFRS for annual period consolidated financial statements are not included herein, these condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto as of and for the year ended December 31, 2019, contained in the Bank’s annual audited consolidated financial statements. The condensed consolidated interim statements of profit or loss, other comprehensive income, changes in equity and cash flows for the periods presented are not necessarily indicative of results expected for any future period.

3.	Changes in significant accounting policies

3.1	New accounting policies and amendments adopted

The Bank has initially adopted Interest Rate Benchmark Reform (Amendments to IFRS 9, and IFRS 7) from January 1, 2020. This change in accounting policy is also expected to be reflected in the Bank’s consolidated financial statements as at and for the year ending December 31, 2020. The Bank has applied the interest rate benchmark reform amendments to hedging relationships that existed at January 1, 2020 or were designated thereafter and that are directly affected by interest rate benchmark reform. These amendments also apply to the gain or loss recognized in OCI that existed at January 1, 2020.

Managing interest rate benchmark reform and any risks arising due to reform

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of interbank offered rates (IBORs) with alternative nearly risk-free rates (referred to as ‘IBOR reform’). Due to the nature of its business, the Bank portfolio is predominantly made up of short-term fixed rate assets and liabilities. However, the Bank has exposures to IBORs (USD Libor only) on its financial instruments that will be replaced or reformed as part of these market-wide initiatives. There is uncertainty over the timing and the methods of transition. The Bank anticipates that IBOR reform will impact its risk management and hedge accounting.

The Libor Transition Steering Committee (LTSC) monitors and manages the transition to alternative rates. The committee evaluates the extent to which contracts reference IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties. The committee reports to the Board of directors and collaborates with other business functions as needed. It provides periodic reports to management of interest rate risk and risks arising from IBOR reform.

Derivatives held for risk management purposes and hedge accounting

Derivatives

The Bank holds interest rate swaps for risk management purposes, which are designated in cash flow hedging relationships. The interest rate swaps have floating legs that are indexed to USD Libor. The Bank’s derivative instruments are governed by the International Swaps and Derivatives Association (ISDA)’s Master Agreement.

ISDA is currently reviewing its standardized contracts in the light of IBOR reform. When ISDA has completed its review, the Bank expects to negotiate the inclusion of new fallback clauses with its derivative counterparties. No derivative instruments have been modified as at June 30, 2020.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Changes in significant accounting policies (continued)

3.1	New accounting policies and amendments adopted (continued)

Hedge accounting

The Bank evaluated the extent to which its cash flow hedging relationships are subject to uncertainty driven by IBOR reform as of June 30, 2020. The Bank’s hedged items and hedging instruments continue to be indexed to IBOR benchmark rates, i.e. USD Libor. IBOR benchmark rates are quoted each day and IBOR cash flows are exchanged with its counterparties as usual. However, the Bank’s cash flow hedging relationships extend beyond the anticipated cessation date for USD LIBOR. The Bank expects that USD LIBOR will be discontinued after the end of 2021. The preferred alternative reference rate is Secured Overnight Financing Rate (SOFR). However, there is uncertainty as to when and how replacement may occur with respect to the relevant hedged item and hedging instrument. Such uncertainty may impact the hedging relationship and its effectiveness assessment. The Bank applies the amendments to IFRS 9 issued in September 2019 to those hedging relationships directly affected by IBOR reform.

Hedging relationships impacted by IBOR reform may experience ineffectiveness attributable to market participants’ expectations of when the shift from the existing IBOR benchmark rate to an alternative benchmark interest rate will occur. This transition may occur at different times for the hedged item and hedging instrument, which may lead to hedge ineffectiveness. The Bank has measured its hedging instrument indexed to USD LIBOR using available quoted market rates for LIBOR-based instruments of the same tenor and similar maturity and has measured the cumulative change in present value of hedged cash flows on a similar basis

The Bank’s exposure to USD LIBOR designated in a hedging relationship is US$20million nominal amount at June 30, 2020 attributable to the interest rate swap hedging USD LIBOR cash flows on the same principal amount of the Bank’s USD-denominated bond issuances maturing in 2023.

For the purpose of evaluating whether there is an economic relationship between the hedged item(s) and the hedging instrument(s), the Bank assumes that the benchmark interest rate is not altered as a result of IBOR reform.

The Bank will cease to apply the amendments to its assessment of the economic relationship between the hedged item and the hedging instrument when the uncertainty arising from IBOR reform is no longer present with respect to the timing and the amount of the interest rate benchmark-based cash flows of the hedged item or hedging instrument, or when the hedging relationship is discontinued. For its highly probable assessment of the hedged item, the Bank will no longer apply the amendments when the uncertainty arising from IBOR reform about the timing and amount of the interest rate benchmark-based future cash flows of the hedged item is no longer present, or when the hedging relationship is discontinued.

3.2	New accounting policies and amendments not yet adopted

In May 2020, the IASB (International Accounting Standards Board) published the document “Rental Lease concessions related to COVID-19", which contains amendments to IFRS 16 Leases effective as of June 1, 2020, in order to provide relief to the lessee with respect to the rental concessions granted as a result of the events of COVID-19, where in the existing event the lessee must re-measure the responsibility of the lease using a revised discount rate.

At the reporting date, the Bank has not modified nor received concessions in the lease agreements signed with third parties.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Significant accounting policies

4.1.	Judgments, estimates and significant accounting assumptions

A.	Estimates and assumptions

The key assumptions concerning the future and other key sources of estimating uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Bank based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances beyond the control of the Bank. Such changes are reflected in the assumptions when they occur.

B.	Going concern

The Bank’s management has made an assessment of its ability to continue as a going concern and is satisfied that it has the resources to continue in business for the foreseeable future. Therefore, the condensed consolidated financial statements continue to be prepared on a going concern basis.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial risk

This note presents information about the Bank’s exposure to financial risks and the Bank’s management of capital.

A.	Credit risk

i.	Credit quality analysis

The following tables set out information about the credit quality of financial assets measured at amortized cost, and securities at FVOCI. Unless specifically indicated, for financial assets the amounts in the table represent the outstanding balances. For loan commitments and financial guarantee contracts, the amounts in the table represent the amounts committed or guaranteed, respectively.

The Bank’s Management has not made any adjustment to the methodology and key inputs used to determine the PD and LGD parameters produced by the model.

Loans

	June 30, 2020
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	2,001,033	-	-	2,001,033
Grades 5 - 6	0.75 - 3.95	1,718,245	290,621	-	2,008,866
Grades 7 - 8	3.96 - 30.67	303,030	172,624	-	475,654
Grades 9 - 10	30.68 - 100	-	-	-	-
		4,022,308	463,245	-	4,485,553
Loss allowance		(22,265)	(23,169)	-	(45,434)
Total		4,000,043	440,076	-	4,440,119

	December 31, 2019
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	2,928,401	-	-	2,928,401
Grades 5 - 6	0.75 - 3.95	2,330,150	85,173	-	2,415,323
Grades 7 - 8	3.96 - 30.67	343,606	143,822	-	487,428
Grades 9 - 10	30.68 - 100	-	-	61,845	61,845
		5,602,157	228,995	61,845	5,892,997
Loss allowance		(28,892)	(15,842)	(54,573)	(99,307)
Total		5,573,265	213,153	7,272	5,793,690

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial risk (continued)

A.	Credit risk (continued)

Loan commitments, financial guarantees issued and customers’ liabilities under acceptances

	June 30, 2020
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Commitments and contingencies
Grades 1 - 4	0.03 - 0.74	198,556	-	-	198,556
Grades 5 - 6	0.75 - 3.95	86,445	49,836	-	136,281
Grades 7 - 8	3.96 - 30.67	91,228	-	-	91,228
		376,229	49,836	-	426,065

Customers' liabilities under acceptances
Grades 1 - 4	0.03 - 0.74	3,392	-	-	3,392
Grades 5 - 6	0.75 - 3.95	52	-	-	52
Grades 7 - 8	3.96 - 30.67	-	-	-	-
		3,444	-	-	3,444
		379,673	49,836	-	429,509
Loss allowance		(1,345)	(794)	-	(2,139)
Total		378,328	49,042	-	427,370

	December 31, 2019
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Commitments and contingencies
Grades 1 - 4	0.03 - 0.74	153,874	-	-	153,874
Grades 5 - 6	0.75 - 3.95	150,631	27,446	-	178,077
Grades 7 - 8	4.13 - 30.43	161,421	-	-	161,421
		465,926	27,446	-	493,372

Customers' liabilities under acceptances
Grades 1 - 4	0.03 - 0.74	13,367	-	-	13,367
Grades 5 - 6	0.75 - 3.95	5,491	-	-	5,491
Grades 7 - 8	4.13 - 30.43	96,824	-	-	96,824
		115,682	-	-	115,682
		581,608	27,446	-	609,054
Loss allowance		(2,683)	(361)	-	(3,044)
Total		578,925	27,085	-	606,010

13

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial risk (continued)

A.	Credit risk (continued)

Securities at amortized cost

	June 30, 2020
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	77,124	-	-	77,124
Grades 5 - 6	0.75 - 3.95	8,658	5,000	-	13,658
		85,782	5,000	-	90,782
Loss allowance		(170)	(33)	-	(203)
Total		85,612	4,967	-	90,579

	December 31, 2019
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	73,047	-	-	73,047
Grades 5 - 6	0.75 - 3.95	-	1,500	-	1,500
		73,047	1,500	-	74,547
Loss allowance		(103)	(10)	-	(113)
Total		72,944	1,490	-	74,434

Securities at fair value through other comprehensive income (FVOCI)

	June 30, 2020
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	5,153	-	-	5,153
		5,153	-	-	5,153
Loss allowance		-	-	-	-
Total		5,153	-	-	5,153

	December 31, 2019
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	5,094	-	-	5,094
		5,094	-	-	5,094
Loss allowance		-	-	-	-
Total		5,094	-	-	5,094

14

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial risk (continued)

A.	Credit risk (continued)

The following table presents information of the current and past due balances of loans in stages 1, 2 and 3:

	June 30, 2020
	Stage 1	Stage 2	Stage 3	Total
Current	4,022,308	463,245	-	4,485,553

	December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Current	5,602,157	228,995	47,169	5,878,321
Past due
90-120 days	-	-	3,724	3,724
151-180 days	-	-	-	-
More than 180 days	-	-	10,952	10,952
Total past due	-	-	14,676	14,676
Total	5,602,157	228,995	61,845	5,892,997

As of June 30, 2020 and December 31, 2019, other financial assets were no past due or impaired balances.

15

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial risk (continued)

A.	Credit risk (continued)

The following table presents an analysis of counterparty credit exposures arising from derivative transactions. The Bank's derivative fair values and generally secured by cash.

	June 30, 2020
	Notional value USD	Derivative financial instrument - fair value asset	Derivative financial instrument - fair value liabilities
Interest rate swaps	182,000	1,343	(2,545)
Cross-currency swaps	620,420	4,028	(49,597)
Foreign exchange forwards	93,900	3,244	(51)
Total	896,320	8,615	(52,193)

	December 31,2019
	Notional value USD	Derivative financial instrument - fair value asset	Derivative financial instrument - fair value liabilities
Interest rate swaps	521,333	407	(1,903)
Cross-currency swaps	369,869	10,125	(10,197)
Foreign exchange forwards	74,471	625	(2,575)
Total	965,673	11,157	(14,675)

ii.	Collateral and other credit enhancements

The amount and type of collateral required depends on an assessment of the credit risk of the counterparty. Guidelines are in place covering the acceptability and valuation of each type of collateral.

Derivatives and repurchase agreements

In the ordinary course of business, the Bank enters into derivative financial instrument transactions and securities sold under repurchase agreements under industry standards agreements. Depending on the collateral requirements stated in the contracts, the Bank and counterparties can receive or deliver collateral based on the fair value of the financial instruments transacted between parties. Collateral typically consists of pledged cash deposits and securities. The master netting agreements include clauses that, in the event of default, provide for close-out netting, which allows all positions with the defaulting counterparty to be terminated and net settled with a single payment amount.

The International Swaps and Derivatives Association master agreement (“ISDA”) and similar master netting arrangements do not meet the criteria for offsetting in the consolidated statement of financial position. This is because they create for the parties to the agreement a right of set-off of recognized amounts that is enforceable only following an event of default, insolvency or bankruptcy of the Bank or the counterparties or following other predetermined events.

16

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial risk (continued)

A.	Credit risk (continued)

Such arrangements provide for single net settlement of all financial instruments covered by the agreements in the event of default on any one contract. Master netting arrangements do not normally result in an offset of balance–sheet assets and liabilities unless certain conditions for offsetting are met.

Although master netting arrangements may significantly reduce credit risk, it should be noted that:

-	Credit risk is eliminated only to the extent that amounts due to the same counterparty will be settled after the assets are realized.
-	The extent to which overall credit risk is reduced may change substantially within a short period because the exposure is affected by each transaction subject to the arrangement.

Loans

The main types of collateral obtained are, as follows:

-	For commercial lending, liens on real estate property, inventory and trade receivables.

The Bank also obtains guarantees from parent companies for loans to their subsidiaries. Management monitors the market value of collateral and will request additional collateral in accordance with the underlying agreement. It is the Bank’s policy to dispose of repossessed property in an orderly fashion. The proceeds are used to reduce or repay the outstanding claim. In general, the Bank does not occupy repossessed property for business use.

The Bank holds guarantees and other financial credit enhancements against certain exposures in the loan portfolio. As of June 30, 2020, and December 31, 2019, the coverage ratio to the carrying amount of the loan portfolio was 16% and 12% respectively.

iii.	Implementation of forward-looking information

The Bank incorporates information of the economic environments on a forward-looking view, when assessing whether the credit risk of a financial instrument has significantly increased, since initial recognition through customer and country rating models which include projections of the inputs under analysis.

Supplementary, for the expected credit loss measurement the results of the “alert model” can be considered, which are analyzed through a severity indicator to total risk resulting from the estimates and assumptions of several macroeconomics factors. These estimates and assumptions are supported by a base scenario associated to a probability of occurrence of 95%. Other scenarios represent optimistic and pessimistic results. The implementation and interpretation of the outcomes of the alert are based on the expert judgement of management, based on suggestions of areas such as Credit Risk, Economic Studies and Loan Recovery of the Bank.

The external information could include economic data and projections published by governmental committees, monetary agencies (e.g., Federal Reserve Bank and from countries where the Bank operates), supranational organizations (International Monetary Fund, The World Bank, World Trade Organization), private sector, academic projections, credit rating agencies, among other.

17

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial risk (continued)

A.	Credit risk (continued)

Principal macroeconomies variables of the country rating model with forward-looking scenarios are:

Variables	Description

GDP Growth (Var. %)	% Variation in the growth of the Gross Domestic Product (GDP)

ComEx Growth (Var. %)	% Variation in foreign trade growth (Exp. + Imp.)

The model uses, as main inputs, the following macroeconomic variables: the percentage variation of the gross domestic product of Latin America and the percentage of the foreign trade index growth. The main movements and changes in the variables are analyzed, in general and in particular for each country in the region. This historical and projected information over a period of five years allows Management a complementary means to estimate the macroeconomic effects in the Bank's portfolio.

The table below lists the macroeconomic assumptions by country used in the base, optimistic and pessimistic scenarios over the five-year forecasted average available for each reporting period.

		Variable
		GDP Growth (Var.%)		ComEx Growth Index (Var.%)
Country	Scenario	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019
	Central	0.3%	2.0%	3.6%	4.1%
Brazil	Upside	1.3%	3.0%	7.1%	7.6%
	Downside	-1.1%	0.6%	-0.4%	0.1%
	Central	1.7%	3.4%	2.8%	6.6%
Colombia	Upside	2.8%	4.5%	5.8%	9.6%
	Downside	0.4%	2.1%	-0.7%	3.1%
	Central	-0.1%	1.5%	0.6%	2.2%
Mexico	Upside	0.9%	2.5%	4.6%	6.2%
	Downside	-1.3%	0.3%	-3.9%	-2.3%
	Central	1.8%	2.2%	3.9%	3.1%
Chile	Upside	2.9%	3.3%	7.4%	6.6%
	Downside	0.6%	1.0%	-0.1%	-0.9%
	Central	0.6%	1.3%	0.3%	4.6%
Ecuador	Upside	1.6%	2.3%	3.3%	7.6%
	Downside	-0.9%	-0.2%	-3.2%	1.1%
	Central	1.9%	3.5%	3.9%	4.1%
Guatemala	Upside	2.9%	4.5%	6.9%	7.1%
	Downside	0.7%	2.3%	0.4%	0.6%
	Central	1.8%	5.0%	5.0%	5.8%
Dominican Republic	Upside	2.8%	6.2%	8.5%	9.3%
	Downside	0.5%	3.7%	1.0%	1.8%
	Central	3.8%	4.6%	3.2%	3.0%
Panama	Upside	5.3%	6.1%	6.2%	6.0%
	Downside	2.4%	3.2%	-0.3%	-0.5%

18

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial risk (continued)

A.	Credit risk (continued)

iv.	Loss allowances

The following tables show reconciliations from the opening to the closing balance of the loss allowance by class of financial instrument.

Loans

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2019	28,892	15,842	54,573	99,307
Transfer to lifetime expected credit losses	(967)	967	-	-
Net effect of changes in allowance for expected credit losses	473	7,425	(2,581)	5,317
Financial instruments that have been derecognized during the period	(13,725)	(1,065)	-	(14,790)
New financial assets originated or purchased	7,592	-	-	7,592
Write-offs	-	-	(52,106)	(52,106)
Recoveries	-	-	114	114
Allowance for expected credit losses as of June 30, 2020	22,265	23,169	-	45,434

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2018	34,957	16,389	49,439	100,785
Transfer to lifetime expected credit losses	(2,488)	2,488	-	-
Net effect of changes in allowance for expected credit losses	(2,154)	5,881	7,987	11,714
Financial instruments that have been derecognized during the year	(27,118)	(8,916)	(500)	(36,534)
New financial assets originated or purchased	25,695	-	-	25,695
Write-offs	-	-	(2,405)	(2,405)
Recoveries	-	-	52	52
Allowance for expected credit losses as of December 31, 2019	28,892	15,842	54,573	99,307

19

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial risk (continued)

A.	Credit risk (continued)

Loan commitments, financial guarantee contracts and customers’ liabilities under acceptances

The allowance for expected credit losses on loan commitments and financial guarantee contracts reflects the Bank’s management estimate expected credit losses of customers’ liabilities under acceptances and items such as: confirmed letters of credit, stand-by letters of credit, guarantees, and credit commitments.

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2019	2,683	361	-	3,044
Transfer to lifetime expected credit losses	(108)	108	-	-
Net effect of changes in reserve for expected credit loss	20	338	-	358
Financial instruments that have been derecognized during the period	(1,920)	(13)	-	(1,933)
New instruments originated or purchased	670	-	-	670
Allowance for expected credit losses as of June 30, 2020	1,345	794	-	2,139

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2018	3,089	200	-	3,289
Net effect of changes in reserve for expected credit loss	(17)	170	-	153
Financial instruments that have been derecognized during the year	(2,497)	(9)	-	(2,506)
New instruments originated or purchased	2,108	-	-	2,108
Allowance for expected credit losses as of December 31, 2019	2,683	361	-	3,044

20

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial risk (continued)

A.	Credit risk (continued)

Securities at amortized cost

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2019	103	10	-	113
Net effect of changes in allowance for expected credit losses	22	32	-	54
Financial instruments that have been derecognized during the period	(40)	(9)	-	(49)
New financial assets originated or purchased	85	-	-	85
Allowance for expected credit losses as of June 30, 2020	170	33	-	203

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2018	113	27	-	140
Net effect of changes in allowance for expected credit losses	(1)	(17)	-	(18)
Financial instruments that have been derecognized during the year	(46)	-	-	(46)
New financial assets originated or purchased	37	-	-	37
Allowance for expected credit losses as of December 31, 2019	103	10	-	113

Securities at fair value through other comprehensive income (FVOCI)

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2018	33	140	-	173
Financial instruments that have been derecognized during the year	(33)	(140)	-	(173)
Allowance for expected credit losses as of December 31, 2019	-	-	-	-

21

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial risk (continued)

A.	Credit risk (continued)

The following table provides a reconciliation between:

-	Amounts shown in the previous tables reconciling opening and closing balances of loss allowance per class of financial instrument; and

-	The ‘reversal (provision) for credit losses’ line item in the condensed consolidated interim statement of profit or loss and other comprehensive income.

			Securities
June 30, 2020	Loans	Loan commitments and financial guarantee contracts	At amortized cost	FVOCI	Total
Net effect of changes in allowance for expected credit losses	5,317	358	54	-	5,729
Financial instruments that have been derecognized during the year	(14,790)	(1,933)	(49)	-	(16,772)
New financial assets originated or purchased	7,592	670	85	-	8,347
Total	(1,882)	(905)	90	-	(2,696)

			Securities
June 30, 2019	Loans	Loan commitments and financial guarantee contracts	At amortized cost	FVOCI	Total
Net effect of changes in allowance for expected credit losses	9,493	252	(8)	40	9,777
Financial instruments that have been derecognized during the year	(26,063)	(2,471)	(17)	(14)	(28,565)
New financial assets originated or purchased	19,049	1,484	8	-	20,541
Total	2,479	(735)	(17)	26	1,753

22

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial risk (continued)

A.	Credit risk (continued)

v.	Credit-impaired financial assets

Credit-impaired loans and advances are graded 8 to 10 in the Bank’s internal credit risk grading system.

The following table sets out a reconciliation of changes in the net carrying amount of credit-impaired loans.

	June 30, 2020	December 31, 2019
Credit-impaired loans and advances at beginning of period	54,573	49,439
Change in expected credit losses allowance	(2,856)	7,164
Recoveries of amounts previously written off	114	52
Interest income	275	323
Write-offs	(52,106)	(2,405)
Credit-impaired loans and advances at end of period	-	54,573

During the period ended June 30, 2020, the sale of the outstanding credit-impaired loan in Stage 3, classified at amortized cost, was made at $11.6 million. This sale resulted in a write off against the credit loss allowance of $ 52.1 million.

vi.	Concentrations of credit risk

The Bank monitors concentrations of credit risk by sector, industry and by country. An analysis of concentrations of credit risk from loans, loan commitments, financial guarantees and investment securities is as follows.

23

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial risk (continued)

A.	Credit risk (continued)

Concentration by sector and industry

					Securities
	Loans		Loan commitments and financial guarantee contracts		At amortized cost		FVOCI
	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019
Carrying amount - principal	4,485,553	5,892,997	3,444	115,682	90,782	74,547	5,153	5,094
Amount committed/guaranteed	-	-	426,065	493,372	-	-	-	-

Concentration by sector
Corporations:
Private	1,349,230	1,782,808	205,172	213,161	7,312	2,998	-	-
State-owned	732,879	780,491	51,283	69,822	42,839	23,792	-	-
Financial institutions:
Private	2,061,131	2,692,787	64,690	75,130	11,649	19,276	-	-
State-owned	300,995	589,690	108,364	250,941	8,658	-	-	-
Sovereign	41,318	47,221	-	-	20,324	28,481	5,153	5,094
Total	4,485,553	5,892,997	429,509	609,054	90,782	74,547	5,153	5,094

Concentration by industry
Financial institutions	2,362,126	3,282,477	173,055	326,071	20,307	19,276	-	-
Industrial	830,322	925,375	130,686	143,560	30,954	21,658	-	-
Oil and petroleum derived products	505,915	561,068	34,057	71,571	19,197	5,132	-	-
Agricultural	231,317	327,288	-	-	-	-	-	-
Services	310,957	370,753	50,224	20,497	-	-	-	-
Mining	82,367	162,364	-	-	-	-	-	-
Sovereign	41,318	47,221	-	-	20,324	28,481	5,153	5,094
Other	121,231	216,451	41,487	47,355	-	-	-	-
Total	4,485,553	5,892,997	429,509	609,054	90,782	74,547	5,153	5,094

24

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial risk (continued)

A.	Credit risk (continued)

Risk rating and concentration by country

					Securities
	Loans		Loan commitments and financial guarantee contracts		At amortized cost		FVOCI
	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019
Carrying amount - principal	4,485,553	5,892,997	3,444	115,682	90,782	74,547	5,153	5,094
Amount committed/guaranteed	-	-	426,065	493,372	-	-	-	-

Rating
1-4	2,001,033	2,928,401	201,948	167,241	77,124	73,047	5,153	5,094
5-6	2,008,866	2,415,323	136,333	183,568	13,658	1,500	-	-
7-8	475,654	487,428	91,228	258,245	-	-	-	-
10	-	61,845	-	-	-	-	-	-
Total	4,485,553	5,892,997	429,509	609,054	90,782	74,547	5,153	5,094

Concentration by country
Argentina	180,057	226,481	-	-	-	-	-	-
Belgium	14,105	13,742	-	-	-	-	-	-
Bolivia	5,000	7,000	2,950	400	-	-	-	-
Brazil	800,086	1,015,316	-	50,000	8,658	1,500	-	-
Canada	-	-	-	657	-	-	-	-
Chile	473,143	683,132	661	8	-	-	5,153	5,094
Colombia	732,450	906,092	43,000	50,610	29,355	15,338	-	-
Costa Rica	162,479	220,380	58,665	59,161	-	-	-	-
Dominican Republic	120,719	289,853	16,500	16,500	-	-	-	-
Ecuador	106,058	174,267	85,348	252,391	-	-	-	-
El Salvador	56,900	54,233	5,555	5,555	-	-	-	-
France	98,370	152,530	69,567	47,906	-	-	-	-
Germany	32,837	34,613	-	-	-	-	-	-
Guatemala	259,123	278,557	44,808	44,200	-	-	-	-
Honduras	107,976	128,937	325	300	-	-	-	-
Hong Kong	4,000	10,400	-	-	-	-	-	-
Jamaica	11,492	38,312	-	-	-	-	-	-
Luxembourg	51,554	59,813	-	-	-	-	-	-
Mexico	444,449	754,465	17,708	27,377	21,639	21,505	-	-
Nicaragua	-	-	-	-	-	-	-	-
Panama	300,978	268,356	68,322	25,304	31,130	36,204	-	-
Paraguay	86,418	127,970	10,000	10,652	-	-	-	-
Peru	171,402	150,301	6,100	8,033	-	-	-	-
Singapore	32,000	90,955	-	-	-	-	-	-
Switzerland	-	-	-	10,000	-	-	-	-
Trinidad and Tobago	178,548	181,676	-	-	-	-	-	-
United States of America	45,000	25,000	-	-	-	-	-	-
United Kingdom	10,409	-	-	-	-	-	-	-
Uruguay	-	619	-	-	-	-	-	-
Total	4,485,553	5,892,997	429,509	609,054	90,782	74,547	5,153	5,094

25

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial risk (continued)

A.	Credit risk (continued)

vii.	Offsetting financial assets and liabilities

The following tables include financial assets and liabilities that are offset in the condensed consolidated interim financial statement or subject to an enforceable master netting arrangement:

a)	Derivative financial instruments – assets

June 30, 2020
	Gross	Gross amounts offset in the consolidated	Net amount of assets presented in the consolidated	Gross amounts not offset in the consolidated statement of financial position
Description	amounts of assets	statement of financial position	statement of financial position	Financial instruments	Cash collateral received	Net Amount
Derivative financial instruments used for hedging	8,615	-	8,615	-	(3,536)	5,079
Total	8,615	-	8,615	-	(3,536)	5,079

December 31, 2019
	Gross	Gross amounts offset in the consolidated	Net amount of assets presented in the consolidated	Gross amounts not offset in the consolidated statement of financial position
Description	amounts of assets	statement of financial position	statement of financial position	Financial instruments	Cash collateral received	Net Amount
Derivative financial instruments used for hedging	11,157	-	11,157	-	(9,350)	1,807
Total	11,157	-	11,157	-	(9,350)	1,807

26

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial risk (continued)

A.	Credit risk (continued)

b)	Securities sold under repurchase and derivative financial instruments – liabilities

June 30, 2020
		Gross amounts offset in the	Net amount of liabilities presented in the	Gross amounts not offset in the consolidated statement of financial position
Description	Gross amounts of liabilities	consolidated statement of financial position	consolidated statement of financial position	Financial instruments	Cash collateral pledged	Net Amount
Securities sold under repurchase agreements	(10,403)	-	(10,403)	11,229	2,685	3,511
Derivative financial instruments used for hedging	(52,193)	-	(52,193)	-	55,166	2,973
Total	(62,596)	-	(62,596)	11,229	57,851	6,484

December 31, 2019
		Gross amounts offset in the	Net amount of liabilities presented in the	Gross amounts not offset in the consolidated statement of financial position
Description	Gross amounts of liabilities	consolidated statement of financial position	consolidated statement of financial position	Financial instruments	Cash collateral pledged	Net Amount
Securities sold under repurchase agreements	(40,530)	-	(40,530)	41,937	320	1,727
Derivative financial instruments used for hedging	(14,675)	-	(14,675)	-	14,632	(43)
Total	(55,205)	-	(55,205)	41,937	14,952	1,684

27

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial risk (continued)

B.	Liquidity risk

i.	Exposure to liquidity risk

The key measure used by the Bank for managing liquidity risk is the ratio of net liquid assets to deposits from customers and short-term funding. For this purpose, ‘net liquid assets’ includes cash and cash equivalents which consist of deposits from banks, customers, debt securities issued, other borrowings and commitments maturing within the next month.

The following table details the Bank's liquidity ratios, described in the previous paragraph, for the six months period ended on June 30, 2020 and for the year ended December 31, 2019, respectively:

	June 30, 2020	December 31, 2019
At the end of the period	179.98%	52.48%
Period average	118.66%	37.82%
Maximum of the period	234.38%	53.38%
Minimum of the period	53.26%	23.23%

The following table include the Bank’s liquid assets by geographical location:

(in millions of USD dollars)	June 30, 2020	December 31, 2019
United State of America	1,849	1,132
Other O.E.C.D countries	100	4
Latin America	10	4
Other countries	-	20
Total	1,959	1,160

The following table includes the Bank’s demand deposits from customers and its ratio to total deposits from customers:

(in millions of USD dollars)	June 30, 2020	December 31, 2019
Demand liabilities and "overnight"	933	86
% Demand liabilities and "overnight" of total deposits	32.32%	2.97%

The liquidity requirements resulting from the Bank’s demand deposits from customers is satisfied by the Bank’s liquid assets as follows:

(in millions of USD dollars)	June 30, 2020	December 31, 2019
Total liquid assets	1,964	1,160
% Total assets of total liabilities	35.55%	40.15%
% Total liquid assets in the U.S. Federal Reserve	90.30%	97.37%

28

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial risk (continued)

B.	Liquidity risk (continued)

The remaining liquid assets were composed of short-term deposits in other banks.

Even though the average term of the Bank's assets exceeds the average term of its liabilities, the associated liquidity risk is diminished by the short-term nature of a significant portion of the loan portfolio, since the Bank is primarily engaged in financing foreign trade.

The following table includes the carrying amount for the Bank’s loans and securities short-term portfolio with maturity within one year based on their original contractual term together with its average remaining term:

(in millions of USD dollars)	June 30, 2020	December 31, 2019
Loan portfolio and investment portfolio less than/equal to 1 year according to its original term	2,389	3,485
Average term (days)	203	189

The following table includes the carrying amount for the Bank’s loans and securities medium term portfolio with maturity based over one year based on their original contractual term together with its average remaining term:

(in millions of USD dollars)	June 30, 2020	December 31, 2019
Loan portfolio and investment portfolio greater than/equal to 1 year according to its original term	2,196	2,497
Average term (days)	2,223	1,185

29

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial risk (continued)

B.	Liquidity risk (continued)

ii.	Maturity analysis for financial liabilities and financial assets

The following table details the future undiscounted cash flows of assets and liabilities grouped by their remaining maturity with respect to the contractual maturity:

	June 30, 2020
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Gross Inflow (outflow)	Carrying amount
Assets
Cash and due from banks	2,021,461	-	-	-	-	2,021,461	2,021,365
Securities and other financial assets, net	9,197	3,040	19,200	70,059	3,500	104,996	100,223
Loans, net	1,182,545	976,561	923,783	1,469,204	122,049	4,674,142	4,464,353
Derivative financial instruments - assets	4,488	1,476	889	1,762	-	8,615	8,615
Total	3,217,691	981,077	943,872	1,541,025	125,549	6,809,214	6,594,556

Liabilities
Deposits	(2,703,511)	(209,989)	(12,000)	-	-	(2,925,500)	(2,889,335)
Securities sold under repurchase agreements	(4,703)	-	(5,764)	-	-	(10,467)	(10,403)
Borrowings and debt, net	(672,671)	(164,835)	(680,529)	(1,227,935)	(12,616)	(2,739,224)	(2,627,216)
Derivative financial instruments - liabilities	(19)	(2,305)	(1,118)	(48,751)	-	(52,193)	(52,193)
Total	(3,380,904)	(377,129)	(699,411)	(1,276,686)	(12,616)	(5,727,384)	(5,579,147)

Contingencies
Confirmed lettes of credit	68,712	44,298	1,285	-	-	114,295	114,295
Stand-by letters of credit and guaranteed	44,791	23,113	150,309	29,700	-	247,913	247,913
Credit commitments	51,000	-	-	12,857	-	63,857	-
Total	164,503	67,411	151,594	42,557	-	426,065	362,208
Net position	(327,716)	536,537	92,867	221,782	112,933	655,765	653,201

30

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial risk (continued)

B.	Liquidity risk (continued)

	December 31, 2019
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Gross Inflow (outflow)	Carrying amount
Assets
Cash and due from banks	1,178,288	-	-	-	-	1,178,288	1,178,170
Securities and other financial assets, net	16,684	6,457	7,293	54,544	6,492	91,470	88,794
Loans, net	1,960,381	967,594	1,207,469	1,822,519	150,742	6,108,705	5,823,333
Derivative financial instruments - assets	-	625	-	10,532	-	11,157	11,157
Total	3,155,353	974,676	1,214,762	1,887,595	157,234	7,389,620	7,101,454

Liabilities
Deposits	(2,574,180)	(198,786)	(122,680)	-	-	(2,895,646)	(2,893,555)
Securities sold under repurchase agreements	(40,691)	-	-	-	-	(40,691)	(40,530)
Borrowings and debt, net	(1,407,612)	(451,736)	(230,776)	(1,147,699)	(13,422)	(3,251,245)	(3,148,864)
Derivative financial instruments - liabilities	(2,425)	(775)	(1,711)	(12,014)	-	(16,925)	(14,675)
Total	(4,024,908)	(651,297)	(355,167)	(1,159,713)	(13,422)	(6,204,507)	(6,097,624)

Contingencies
Confirmed lettes of credit	84,235	77,493	7,592	-	-	169,320	169,320
Stand-by letters of credit and guaranteed	35,906	95,440	114,078	10,057	-	255,481	255,481
Credit commitments	-	-	-	68,571	-	68,571	68,571
Total	120,141	172,933	121,670	78,628	-	493,372	493,372
Net position	(989,696)	150,446	737,925	649,254	143,812	691,741	510,458

The amounts in the table above have been compiled as follows:

Type of financial instrument	Basis on which amounts are compiled

Financial assets and liabilities	Undiscounted cash flows, which include estimated interest payments.

Issued financial guarantee contracts, and loan commitments	Earliest possible contractual maturity. For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

Derivative financial liabilities and financial assets	Contractual undiscounted cash flows. The amounts shown are the gross nominal inflows and outflows for derivatives that have simultaneous gross and the net amounts for derivatives that are net settled.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial risk (continued)

B.	Liquidity risk (continued)

iii.	Liquidity reserves

As part of the management of liquidity risk arising from financial liabilities, the Bank holds liquid assets comprising cash and cash equivalents.

The following table sets out the components of the Banks’s liquidity reserves:

	June 30,		December 31,
	2020		2018
	Amount	Fair Value	Amount	Fair Value
Balance with Central Banks	1,773,029	1,773,029	1,129,016	1,129,016
Cash and balances with other bank	248,336	248,336	49,154	49,154
Total Liquidity reserves	2,021,365	2,021,365	1,178,170	1,178,170

iv.	Financial assets available to support future funding

The following table sets out the Bank’s financial assets available to support future funding:

June 30, 2020
	Guaranteed	Available as collateral
Cash and due from banks	57,851	1,963,514
Notional of investment securities	10,950	83,249
Loan portfolio	-	4,485,553
Total assets	68,801	6,532,316

December 31, 2019
	Guaranteed	Available as collateral
Cash and due from banks	18,452	1,159,718
Notional of investment securities	40,531	38,045
Loan portfolio	-	5,823,333
Total assets	58,983	7,021,096

32

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial risk (continued)

C.	Market risk

The Bank manages market risk by considering the consolidated financial situation of the Bank.

i.	Interest rate risk

The following is a summary of the Bank’s interest rate gap position for the financial assets and liabilities based on their next repricing date:

	June 30, 2020
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Non interest rate risk	Total
Assets
Demand deposits and time deposits	2,005,998	-	-	-	-	-	2,005,998
Securities and other financial assets	9,100	3,000	18,549	65,286	-	3,500	99,435
Loans	2,911,658	884,425	541,985	136,892	10,593	-	4,485,553
Total assets	4,926,756	887,425	560,534	202,178	10,593	3,500	6,590,986

Liabilities
Demand deposits and time deposits	(2,665,526)	(208,690)	(12,000)	-	-	-	(2,886,216)
Securities sold repurchase agreements	(4,675)	-	(5,728)	-	-	-	(10,403)
Borrowings and debt	(2,005,873)	(119,016)	(125,000)	(357,965)	-	(19,362)	(2,627,216)
Total liabilities	(4,676,074)	(327,706)	(142,728)	(357,965)	-	(19,362)	(5,523,835)
Net effect of derivative financial instruments held for interest risk management	4,468	(829)	(229)	(46,988)	-	-	(43,578)
Total interest rate sensitivity	255,150	558,890	417,577	(202,775)	10,593	(15,862)	1,023,573

	December 31, 2019
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Non interest rate risk	Total
Assets
Demand deposits and time deposits	1,170,092	-	-	-	-	-	1,170,092
Securities and other financial assets	14,935	6,351	5,055	53,300	-	-	79,641
Loans	4,031,432	1,096,355	548,028	208,443	8,739	-	5,892,997
Total assets	5,216,459	1,102,706	553,083	261,743	8,739	-	7,142,730

Liabilities
Demand deposits and time deposits	(2,570,324)	(197,300)	(120,419)	-	-	(293)	(2,888,336)
Securities sold repurchase agreements	(40,530)	-	-	-	-	-	(40,530)
Borrowings and debt	(2,534,382)	(401,432)	(25,261)	(157,321)	-	(19,914)	(3,138,310)
Total liabilities	(5,145,236)	(598,732)	(145,680)	(157,321)	-	(20,207)	(6,067,176)
Net effect of derivative financial instruments held for interest risk management	(2,425)	(150)	(1,711)	(1,482)	-	-	(5,768)
Total interest rate sensitivity	68,798	503,824	405,692	102,940	8,739	(20,207)	1,069,786

Management of interest rate risk is complemented by monitoring the sensitivity of the Bank’s financial assets and liabilities to various standard interest rate scenarios. Standard scenarios that are considered on a monthly basis include a 50bps, 100bps and 200bps, respectively, parallel fall or rise in all yield curves which are assessed accordingly to market conditions.

33

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial risk (continued)

C.	Market risk (continued)

ii.	Interest rate risk (continued)

The following is an analysis of the Bank’s sensitivity to the most likely increase or decrease in market interest rates at the reporting date, assuming no asymmetrical movements in yield curves and a constant financial position:

	Change in interest rate	Effect on profit or loss	Effect on Equity
June 30, 2020	+50 bps	(5,133)	(4,526)
	-50 bps	2,420	1,813

December 31, 2019	+50 bps	3,064	7,461
	-50 bps	(3,064)	(7,461)

Interest rate movements affect reported equity in the following ways:

-	Retained earnings: increases or decreases in net interest income and in fair values of derivatives reported in profit or loss;
-	Fair value reserve: increases or decreases in fair values of financial assets at FVOCI reported directly in equity; and
-	Hedging reserve: increases or decreases in fair values of hedging instruments designated in qualifying cash flow hedge relationships.

This sensitivity provides a consideration of changes in interest rates, considering last period interest rate volatility.

The following table presents the maximum exposure amount in foreign currency of the Bank’s carrying amount of total assets and liabilities, excluding derivative financial assets and liabilities which are included in other assets and liabilities based on their fair value.

iii.	Foreign exchange risk

	June 30, 2020
	Brazilian Real	European Euro	Japanese Yen	Colombian Peso	Mexican Peso	Other Currencies (1)	Total
Exchance rate	5.43	1.12	107.96	3,758.06	22.99
Assets
Cash and due from banks	92	9	5	15	566	39	726
Loans	-	-	-	-	146,589	-	146,589
Total Assets	92	9	5	15	147,155	39	147,315

Liabilities
Borrowings and debt	-	-	-	-	(146,927)	-	(146,927)
Total liabilities	-	-	-	-	(146,927)	-	(146,927)

Net currency position	92	9		15	228	39	388

(1) It includes other currencies such as: Argentine pesos, Australian dollar, Swiss franc, Sterling pound, Peruvian soles, and Chinese Renminbi.

34

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Financial risk (continued)

C.	Market risk (continued)

iii.	Foreign exchange risk (continued)

	December 31, 2019
	Brazilian Real	European Euro	Japanese Yen	Colombian Peso	Mexican Peso	Other Currencies (1)	Total
Exchance rate	4.02	1.12	108.67	3,287.50	18.88
Assets
Cash and due from banks	274	17	4	34	4,243	58	4,630
Loans	-	-	-	-	473,729	-	473,729
Total Assets	274	17	4	34	477,972	58	478,359

Liabilities
Borrowings and debt	-	-	-	-	(478,038)	-	(478,038)
Total liabilities	-	-	-	-	(478,038)	-	(478,038)
Net currency position	274	17	4	34	(66)	58	321

(1) It includes other currencies such as: Argentine pesos, Australian dollar, Swiss franc, Sterling pound, Peruvian soles, and Chinese Renminbi.

35

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.	Financial risk management - Impacts and actions implemented in the context of COVID-19

The COVID-19 pandemic and the measures implemented globally to prevent its spread could negatively impact the Bank’s business in a number of ways. These impacts may include, among others, reduced business volumes, restricted access to funding sources, insufficient liquidity, delayed or defaulted payments from the Bank’s customers or from the Bank´s financial counterparties, increased levels of indebtedness or the unavailability of sufficient financing for the Bank’s borrowers, and other factors which are beyond the Bank’s control.

In this context, and in order to mitigate these risks, the Bank has implemented a series of measures and actions described below.

i.	Liquidity Risk

Following the COVID-19 pandemic and its potential impact on the availability of resources, the Bank activated its Liquidity Contingency Plan, based on internally designed market triggers, in order to ensure a robust position given the situation caused by the pandemic. This led the Bank to adjust the scenario of its internal liquidity coverage ratio "LCR" from a regular level of 1 to a level of 3, which implies more restrictive assumptions for inflows and outflows of cash, with a downward adjustment of the percentages of funding sources renewals and of loan portfolio collections. Other additional elements included in the Liquidity Contingency Plan are, among others, the collection of all loan maturities and the case-by-case approval of all new credit disbursements by the Credit Committee, establishing at least biweekly meetings.

Following the execution of the previously described Liquidity Contingency Plan, Bladex achieved a significant increase in its cash position in a short period of time, managing to continuously maintain a robust level of liquidity, exceeding regulatory requirements.

The Bank’s capacity to maintain these strong liquidity levels, even in the current context, is attributable to historically diversified and stable funding sources, including deposits from central banks in Latin America and the Caribbean, who are also the Bank’s Class A shareholders. In addition, the Bank has maintained a fluid access to a significant base of correspondent banks and investors from debt capital markets across the globe, which have maintained and even increased their availability of funding to the Bank in the last few months. Furthermore, the Bank has been able to collect on the majority of scheduled maturities of its loan portfolio and has then disbursed new transactions on a selective basis, prioritizing prudent risk management over loan growth, with a focus on adequate levels of risk / return.

The Bank intends to maintain this additional level of liquidity as long as the current environment of volatility and uncertainty remains, therefore it will continue to give preference to maintaining a resilient and robust liquidity position over the growth of its balance sheet and / or its profitability.

ii.	Credit Risk

The Bank determines the appropriate level of allowances for expected credit losses based on a forward-looking process that estimates the probable loss inherent in its Credit Portfolio, which is the result of a statistical analysis supported by the Bank’s historical portfolio performance, external sources, and the judgment of the Bank’s management. This level of allowance reflects assumptions and estimates made in the context of changing political and economic conditions in the Region, including but not limited to the impact of recent ongoing turmoil related to COVID-19.

The Bank has a Business Model mainly focused on financial institutions and large corporations, a portion of which represents “quasi-sovereign” risks, with an average short-term duration, allowing an agile adjustment of exposure in adverse scenarios.

Actions implemented due to the COVID-19 pandemic

In late March 2020, due to the context, Bladex elaborated a heat map including each country and industry in which it maintains exposure. This allowed the Bank to identify customers with higher levels of risk depending on the country, industry and financial position.

36

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.	Financial risk management - Impacts and actions implemented in the context of COVID-19 (continued)

ii.	Credit Risk (continued)

Four main variables were used to assign the level of customer risk:

	Financial Institutions		Corporations

a.	COVID-19 business impact	a.	COVID-19 business impact
b.	Portfolio quality and coverage levels	a.	Foreign currency exchange risk
b.	Solvency level	i.	Commodity risk
ii.	Liquidity position	d.	Liquidity position

The Bank’s Management holds conference and video calls frequently with its customers, focusing on those operating in higher risk industries. Any relevant information is presented to the Credit Committee.

Since the beginning of the crisis, in mid-March 2020, the loan portfolio has been reduced, as a result of the Bank’s strategy to prioritize liquidity and to adjust the portfolio’s credit risk. Under the Liquidity Contingency Plan, all operations are approved on a case-by-case basis by the Credit Committee with a meeting frequency of at least twice per week.

The permanent review of transactions maturing in a 90-day horizon, has allowed the Bank to take quick actions to collect and to identify cases with a higher level of risk. Moreover, the Bank is assessing on a periodic basis the adequacy of the allowances for credit losses.

iii.	Market Risk

The Bank's Management has not made any material adjustments to the Market Risk valuation metrics and models.

iv.	Cybersecurity Risk

Actions implemented due to the COVID-19 pandemic

The Bank successfully implemented its Business Continuity Plan, implicating among other things, that 100% of its staff is working remotely (Telecommuting).

This has increased the frequency of risks associated with Cybersecurity, among them:

•	Increased e-mail attack attempts.

•	Increased attack attempts due to the widespread use of remote connection protocols.

To counteract these risks, the Bank's Management has reinforced the controls as follows:

•	Monitoring of main attack vectors was expanded: e-mail and end-user devices.

•	Awareness and training activities within the organization were reinforced.

•	Frequency of vulnerability scans has been intensified.

37

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.	Fair value of financial instruments

The Bank determines the fair value of its financial instruments using the fair value hierarchy established in IFRS 13 - Fair Value Measurements and Disclosure, which requires the Bank to maximize the use of observable inputs (those that reflect the assumptions that market participants would use in pricing the asset or liability developed based on market information obtained from sources independent of the reporting entity) and to minimize the use of unobservable inputs (those that reflect the reporting entity’s own assumptions about the inputs that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances) when measuring fair value. Fair value is used on a recurring basis to measure assets and liabilities in which fair value is the primary basis of accounting. Additionally, fair value is used on a non-recurring basis to assess assets and liabilities for impairment or for disclosure purposes. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, the Bank uses some valuation techniques and assumptions when estimating fair value.

The Bank applied the following fair value hierarchy:

Level 1 – Assets or liabilities for which an identical instrument is traded in an active market, such as publicly-traded instruments or futures contracts.

Level 2 – Assets or liabilities valued based on observable market data for similar instruments, quoted prices in markets that are not active; or other observable inputs that can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 – Assets or liabilities for which significant valuation inputs are not readily observable in the market; instruments measured based on the best available information, which might include some internally-developed data, and considers risk premiums that a market participant would require.

When determining the fair value measurements for assets and liabilities that are required or permitted to be recorded at fair value, the Bank considers the principal or most advantageous market in which it would transact and considers the inputs that market participants would use when pricing the asset or liability. When possible, the Bank uses active markets and observable prices to value identical assets or liabilities.

When identical assets and liabilities are not traded in active markets, the Bank uses observable market information for similar assets and liabilities. However, certain assets and liabilities are not actively traded in observable markets and the Bank must use alternative valuation techniques to determine the fair value measurement. The frequency of transactions, the size of the bid-ask spread, and the size of the investment are factors considered in determining the liquidity of markets and the relevance of observed prices in those markets.

When there has been a significant decrease in the valuation of the financial asset or liability, or in the level of activity for a financial asset or liability, the Bank uses the present value technique which considers market information to determine a representative fair value in usual market conditions.

A description of the valuation methodologies used for assets and liabilities measured at fair value on a recurring basis, including the general classification of such assets and liabilities under the fair value hierarchy is presented below:

A.	Recurring valuation

Financial instruments at FVTPL and FVOCI

Financial instruments at FVTPL and FVOCI are carried at fair value, which is based upon quoted prices when available, or if quoted market prices are not available, on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.	Fair value of financial instruments (continued)

When quoted prices are available in an active market, financial instruments at FVTPL and financial instruments at FVOCI are classified in level 1 of the fair value hierarchy. If quoted market prices are not available or they are available in markets that are not active, then fair values are estimated based upon quoted prices for similar instruments, or where these are not available, by using internal valuation techniques, principally discounted cash flows models. Such securities are classified within levels 2 and 3 of the fair value hierarchy.

Derivative financial instruments and hedged items that qualify as a fair value hedging relationship

The valuation techniques and inputs depend on the type of derivative and the nature of the underlying instrument. Exchange-traded derivatives that are valued using quoted prices are classified within level 1 of the fair value hierarchy.

For those derivative contracts without quoted market prices, fair value is based on internal valuation techniques using inputs that are readily observable and that can be validated by information available in the market. The principal technique used to value these instruments is the discounted cash flows model and the key inputs considered in this technique include interest rate yield curves and foreign exchange rates. These derivatives are classified within level 2 of the fair value hierarchy.

The fair value adjustments applied by the Bank to its derivative carrying values include credit valuation adjustments (“CVA”), which are applied to OTC derivative instruments, in which the base valuation generally discounts expected cash flows using the Overnight Index Swap (“OIS”) interest rate curves. Because not all counterparties have the same credit risk as that implied by the relevant OIS curve, a CVA is necessary to incorporate the market view of both, counterparty credit risk and the Bank’s own credit risk, in the valuation.

Own-credit and counterparty CVA is determined using a fair value curve consistent with the Bank’s or counterparty credit rating. The CVA is designed to incorporate a market view of the credit risk inherent in the derivative portfolio. However, most of the Bank’s derivative instruments are negotiated bilateral contracts and are not commonly transferred to third parties. Derivative instruments are normally settled contractually, or if terminated early, are terminated at a value negotiated bilaterally between the counterparties. Therefore, the CVA (both counterparty and own-credit) may not be realized upon a settlement or termination in the normal course of business. In addition, all or a portion of the CVA may be reversed or otherwise adjusted in future periods in the event of changes in the credit risk of the Bank or its counterparties or due to the anticipated termination of the transactions.

Financial instruments assets and liabilities recognized and designated as hedged items that qualify as a fair value hedging relationship are measured at amortized cost and adjusted for the effect of the risks covered in the hedging relationship.

39

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.	Fair value of financial instruments (continued)

A.	Recurring valuation (continued)

Financial instruments measured at fair value on a recurring basis by caption on the consolidated statement of financial position using the fair value hierarchy are described below:

	June 30, 2020
	Level 1	Level 2	Level 3	Total
Assets
Securities and other financial assets:
Securities at FVOCI - Sovereign debt	-	5,153	-	5,153
Debt instrument at fair value through profit or loss	-		3,500	3,500
Total securities and other financial assets	-	8,653	3,500	8,653

Derivative financial instruments - assets:
Interest rate swaps	-	1,343	-	1,343
Cross-currency swaps	-	4,028	-	4,028
Foreign exchange forwards	-	3,244	-	3,244
Total derivative financial instrument assets	-	8,615	-	8,615
Total assets at fair value	-	17,268	3,500	17,268

Liabilities
Derivative financial instruments - liabilities:
Interest rate swaps	-	2,545	-	2,545
Cross-currency swaps	-	49,597	-	49,597
Foreign exchange forwards	-	51	-	51
Total derivative financial instruments - liabilities	-	52,193	-	52,193
Total liabilities at fair value	-	52,193	-	52,193

40

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.	Fair value of financial instruments (continued)

A.	Recurring valuation (continued)

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets
Securities and other financial assets:
Securities at FVOCI - Sovereign debt	-	5,094	-	5,094
Equity instrument at FVOCI	-	1,889	-	1,889
Debt instrument at fair value through profit or loss	-	-	6,492	6,492
Total securities and other financial assets	-	6,983	6,492	13,475

Derivative financial instruments - assets:
Interest rate swaps	-	407	-	407
Cross-currency swaps	-	10,125	-	10,125
Foreign exchange forwards	-	625	-	625
Total derivative financial instrument assets	-	11,157	-	11,157
Total assets at fair value	-	18,140	6,492	24,632

Liabilities
Derivative financial instruments - liabilities:
Interest rate swaps	-	1,903	-	1,903
Cross-currency swaps	-	10,197	-	10,197
Foreign exchange forwards	-	2,575	-	2,575
Total derivative financial instruments - liabilities	-	14,675	-	14,675
Total liabilities at fair value	-	14,675	-	14,675

Fair value calculations are provided only for a limited portion of assets and liabilities. Due to the wide range of valuation techniques and the degree of subjectivity used for estimates, comparisons of fair value information disclosed by the Bank with those of other companies may not be meaningful for comparative analysis.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.	Fair value of financial instruments (continued)

B.	Non-recurring valuation

The following methods and inputs were used by the Bank’s management in estimating the fair values of financial instruments whose fair value is not measured on a recurring basis:

Financial instruments with carrying value that approximates fair value

The carrying value of certain financial assets, including cash and due from banks, interest-bearing deposits in banks, customers’ liabilities under acceptances and certain financial liabilities including customer’s demand and time deposits, securities sold under repurchase agreements and acceptances outstanding, due to their short-term nature, is considered to approximate their fair value. These instruments are classified in Level 2.

Securities at amortized cost

The fair value has been estimated upon current market quotations, where available. If quoted market prices are not available, fair value has been estimated based upon quoted prices of similar instruments, or where these are not available, on discounted expected future cash flows using market rates commensurate with the credit quality and maturity of the security. These securities are classified in Levels 2 and 3.

Loans

The fair value of the loan portfolio, including impaired loans, is estimated by discounting expected future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and for the same remaining maturities, considering the contractual terms in effect as of June 30 of the relevant year. These assets are classified in Levels 2 and 3.

Transfer of financial assets

Gains or losses on sale of loans depend in part on the carrying amount of the financial assets involved in the transfer, and their fair value at the date of transfer. The fair value of these instruments is determined based upon quoted market prices when available or is based on the present value of future expected cash flows using information related to credit losses, prepayment speeds, forward yield curves, and discounted rates commensurate with the risk involved.

Short and long-term borrowings and debt

The fair value of short and long-term borrowings and debt is estimated using discounted contractual future cash flows based on the current incremental borrowing rates for similar types of borrowing arrangements, considering the changes in the Bank’s credit margin. These liabilities are classified in Level 2.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.	Fair value of financial instruments (continued)

B.	Non-recurring valuation (continued)

The following table provides information on the carrying value and an estimated fair value of the Bank’s financial instruments that are not measured on a recurring basis:

	June 30, 2020
	Carrying	Fair
	value	value	Level 1	Level 2	Level 3
Assets
Cash and deposits on banks	2,021,365	2,021,365	-	2,021,365	-
Securities at amortized cost (1)	91,522	91,344	-	74,697	16,647
Loans, net (2)	4,464,353	4,416,475	-	4,416,475	-
Customers' liabilities under acceptances	3,444	3,444	-	3,444	-
Investment properties	3,354	3,354	-	-	3,354

Liabilities
Deposits	2,886,216	2,886,216	-	2,886,216	-
Securities sold under repurchase agreements	10,403	10,403	-	10,403	-
Borrowings and debt, net (3)	2,607,854	2,597,376	-	2,597,376	-
Customers' liabilities under acceptances	3,444	3,444	-	3,444	-

	December 31, 2019
	Carrying	Fair
	value	value	Level 1	Level 2	Level 3
Assets
Cash and deposits on banks	1,178,170	1,178,170	-	1,178,170	-
Securities at amortized cost (1)	75,271	75,724	-	56,914	18,810
Loans, net (2)	5,823,333	6,162,885	-	6,101,040	61,845
Customers' liabilities under acceptances	115,682	115,682	-	115,682	-
Investment properties	3,494	3,494	-	-	3,494

Liabilities
Deposits	2,888,336	2,888,336	-	2,888,336	-
Securities sold under repurchase agreements	40,530	40,530	-	40,530	-
Borrowings and debt, net	3,118,396	3,126,333	-	3,126,333	-
Customers' liabilities under acceptances	115,682	115,682	-	115,682	-

(1)	The carrying value of securities at amortized cost is net of the accrued interest receivable of $0.9 million and the allowance for expected credit losses of $0.2 million as of June 30, 2020 and the accrued interest receivable of $0.8 million and the allowance for expected credit losses of $0.1 million as of December 31, 2019.

(2)	The carrying value of loans at amortized cost is net of the accrued interest receivable of $32.4 million, the allowance for expected credit losses of $45.4 million and unearned interest and deferred fees of $8.1 million for June 30, 2020, and the accrued interest receivable of $41.7 million, the allowance for expected credit losses of $99.3 million and unearned interest and deferred fees of $12.1 million for December 31, 2019.

(3)	Borrowings and debt excludes the lease liabilities for an amount of $19.4 million and $19.9 million as of June 30, 2020 and December 31, 2019, respectively.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.	Fair value of financial instruments (continued)

C.	Valuation framework

The Bank has an established control framework for the measurement of fair values, which is independent of front office management, to verify the valuation of significant fair value measurements of derivative financial instruments, securities and other financial instrument. Specific controls include:

-	Verification of observable pricing.

-	Validation of performance of valuation models.

-	A review and approval process for new models and changes to existing models.

-	Analysis and assessment of significant valuation fluctuations.

-	Review of significant unobservable inputs, valuation adjustments and changes to fair value measurement of Level 3 instruments.

D.	Level 3 - Fair value measurement

The following table presents the movement of a Level 3 financial instruments measured at fair value:

Carrying amount as of December 31, 2019	6,492
Unrealized loss	(2,992)
Carrying amount as of June 30, 2020	3,500

Significant inputs used to determine fair value for Level 3 financial instruments

The significant inputs used in determining the fair value of instruments categorized as Level 3, using present value techniques, are as follows:

2020	2019
Unobservable inputs	Unobservable inputs
- Discount rate based on the return from CCC Corporate S&P Bond Index	- Discount rate for similar companies of the same business line adjusted due to the debt-equity structure of the issuer
- Probability of occurrence of the flows of each sale or conversion scenario
Observable inputs
- Average recovery factor for companies that reported default – Moody’s

	Range of estimates
Fair value measurement sensitivity to unobservable inputs – discount rate	2020	2019
A significant increase in volatility would result in a lower fair value	11.00% to 15.00%	12.97% to 27.50%

As of June 30, 2020, the Management took into consideration that the discount rate based on the return from CCC Corporate S&P Bond Index, which are similar to CCC corporate bonds mostly US/LATAM markets displayed in Bloomberg, allows a more reliable measurement for the instrument.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.	Fair value of financial instruments (continued)

The effect of unobservable inputs on fair value measurement

Although the Bank believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different measurements of fair value. For fair value measurements in Level 3, changing one or more of the assumptions used would have the following effects.

Debentures at fair value through profit or loss	Effect on profit or loss
+ 100 bps to the observable and unobservable inputs	(99)
- 100 bps to the unobservable and observable inputs	105

8.	Cash and due from banks

The following table presents the details of interest-bearing deposits in banks and pledged deposits:

	June 30,	December 31,
	2020	2019
Cash and due from banks	15,367	8,078
Interest-bearing deposits in banks	2,005,998	1,170,092
Total	2,021,365	1,178,170

Less:
Pledged deposits	62,851	18,452
Total cash and cash equivalents	1,958,514	1,159,718

	June 30, 2020		December 31, 2019
	Amount	Interest rate range	Amount	Interest rate range
Interest-bearing deposits in banks:
Demand deposits (1)	1,895,998	0.10% a 3.58%	1,150,092	1.55% a 5.10%
Time deposits	110,000	-	20,000	-
Total	2,005,998		1,170,092

Pledged deposits	62,851	0.08%	18,452	1.55%

(1)	Interest-bearing demand deposits based on daily rates determined by banks. In addition, rates of 3.58% and 5.10% corresponds to a deposit placed in México.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

8.	Cash and due from banks (continued)

The following table provides a breakdown of pledged deposits by country risk:

	June 30,	December 31,
	2020	2019
Country:
Netherlands	14,834	-
United States of America(1)	13,115	5,645
Spain	12,490	-
Switzerland	10,277	9,567
Mexico	7,670	-
Japan	2,400	1,470
France	1,455	1,770
Canada	610	-
Total	62,851	18,452

(1)	Includes pledged deposits of $5 million at June 30, 2020 and $3.5 million at December 31, 2019, with the New York State Banking Department under March 1994 legislation and deposits pledged to guarantee derivative financial instrument transactions.

9.	Securities and other financial assets, net

All securities and other financial assets as of June 30, 2020 and December 31, 2019 are presented as follows:

		At fair value
		With changes in other comprehensive
At June 30, 2020		income (loss)		With
		Recyclable to	Non-recyclable to	changes in	Total securities and other
Carrying amount	Amortized cost	profit and loss	profit and loss	profit or loss	financial assets, net
Principal	90,782	5,153	-	3,500	99,435
Interest receivable	943	48	-	-	991
Reserves	(203)	-	-	-	(203)
	91,522	5,201	-	3,500	100,223

		At fair value
		With changes in other comprehensive
At December 31, 2019		income (loss)		With
		Recyclable to	Non-recyclable to	changes in	Total securities and other
Carrying amount	Amortized cost	profit and loss	profit and loss	profit or loss	financial assets, net
Principal	74,547	5,094	1,889	6,492	88,022
Interest receivable	837	48	-	-	885
Reserves	(113)	-	-	-	(113)
	75,271	5,142	1,889	6,492	88,794

As of June 30, 2020, and December 31, 2019, the Bank sold 261,164 and 767,301 shares, respectively, which were designated in their initial recognition at fair value with changes in other comprehensive income due to market changes affecting the liquidity of the instrument. The cumulative fair value of the shares sold was $1.7 million and $4.8 million, respectively, and the cumulative loss recognized in OCI was $602 thousand and $151 thousand, respectively, transferred to retained earnings.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.	Securities and other financial assets, net (continued)

Securities and other financial assets by contractual maturity are shown in the following table:

		At fair value
At June 30, 2020		With changes in other comprehensive income
	Amortized cost	Recyclable to profit and loss	Non-recyclable to profit and loss	With changes in profit or loss	Total securities and other financial assets, net
Due within 1 year	30,880	-	-	-	30,880
After 1 year but within 5 years	59,902	5,153	-	-	65,055
Non maturity	-	-	-	3,500	3,500
Balance - principal	90,782	5,153	-	3,500	99,435

		At fair value
At December 31, 2019		With changes in other comprehensive income
	Amortized cost	Recyclable to profit and loss	Non-recyclable to profit and loss	With changes in profit or loss	Total securities and other financial assets, net
Due within 1 year	28,295	-	1,889	-	30,184
After 1 year but within 5 years	46,252	5,094	-	-	51,346
Non maturity	-	-	-	-	-
After 5 years but within 10 years	-	-	-	6,492	6,492
Balance - principal	74,547	5,094	1,889	6,492	88,022

The following table includes the securities pledge to secure repurchase transactions accounted for as secured pledged:

	June 30, 2020			December 31, 2019
	Amortized cost	Fair value	Total	Amortized cost	Fair value	Total
Securities pledged to secure repurchase transactions	11,229	-	11,229	36,843	5,094	41,937
Securities sold under repurchase agreements	(10,403)	-	(10,403)	(35,647)	(4,883)	(40,530)

The following table presents the realized gains or losses on sale of securities at fair value through other comprehensive income:

	Three months ended June 30th
	2020	2019
Realized gain on sale of securities	-	54
Realized loss on sale of securities	-	-
Net gain on sale of securities at FVOCI	-	54

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.	Securities and other financial assets, net (continued)

	Six months ended June 30th
	2020	2019
Realized gain on sale of securities	-	163
Realized loss on sale of securities	-	-
Net gain on sale of securities at FVOCI	-	163

10.	Loans

The fixed and floating interest rate distribution of the loan portfolio is as follows:

	June 30, 2020	December 31, 2019
Fixed interest rates	2,071,339	2,757,333
Floating interest rates	2,414,214	3,135,664
Total	4,485,553	5,892,997

As of June 30, 2020, and December 31, 2019, 68% and 74% of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days.

As of June 30, 2020, the range of interest rates on loans fluctuates from 0.94% to 10.99% (December 31, 2019 1.20% to 13.93%).

As of June 30, 2020, and December 31, 2019, the Bank had credit transactions in the normal course of business with 11% and 11%, respectively, of its Class “A” and “B” stockholders. All transactions were made based on arm’s-length terms and subject to prevailing commercial criteria and market rates and were subject to all of the Bank’s Corporate Governance and control procedures. As of June 30, 2020, and December 31, 2019, approximately 10% and 11%, respectively, of the outstanding loan portfolio was placed with the Bank’s Class “A” and “B” stockholders and their related parties. As of June 30, 2020, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no Class “A” or “B” shareholder was the owner of record of more than 3.5% of the total outstanding shares of the voting capital stock of the Bank.

Modified financial assets

The following table refers to modified financial assets during the year, where modification does not result in de-recognition:

	June 30, 2020	December 31, 2019
Gross carrying amount before modification	5,335	-
Allowance loss before modification(1)	(35)	-
Net amortized cost before modification	5,300	-

Gross carrying amount after modification	5,335	-
Allowance loss after modification(2)	(148)	-
Net amortized cost after modification	5,187	-

(1) Expected credit loss for 12 months

(2) Expected credit loss within the life of the financial asset

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.	Loans (continued)

Recognition and derecognition of financial assets

During the period ended June 30, 2020, the sale of the outstanding credit-impaired loan in Stage 3, classified at amortized cost, was made at $11.6 million. This sale resulted in a write off against the credit loss allowance of $ 52.1 million. As of June 30, 2019, the Bank sold loans measured at amortized cost. These sales were made based on compliance with the Bank's strategy to optimize credit risk of its loan portfolio.

The amortized cost and gains arising from the derecognition of these financial instruments are presented in the following table. These gains are presented within the line “Gain (loss) on financial instruments, net” in the consolidated statement of profit or loss.

	Assignments and participations	Gains (losses)
Amortized cost during the period ended June 30, 2020	11,565	-
Amortized cost during the period ended June 30, 2019	4,965	-

11.	Loan commitments and financial guarantee contracts

In the normal course of business, to meet the financing needs of its customers, the Bank is party to loan commitments and financial guarantee contracts. These instruments involve, to varying degrees, elements of credit and market risk in excess of the amount recognized in the consolidated statement of financial position. Credit risk represents the possibility of loss resulting from the failure of a customer to perform in accordance with the terms of a contract.

The Bank’s outstanding loan commitments and financial guarantee contracts are as follows:

	June 30, 2020	December 31, 2019
Documentary letters of credit	114,296	169,320
Stand-by letters of credit and guarantees - commercial risk	247,912	255,481
Credit commitments	63,857	68,571
Total loans commitments and financial guarantee contracts	426,065	493,372

The remaining maturity profile of the Bank’s outstanding loan commitments and financial guarantee contracts is as follows:

Maturities	June 30, 2020	December 31, 2019
Up to 1 year	396,508	424,744
From 1 to 2 years	19,557	8,628
From 2 to 5 years	10,000	60,000
Total	426,065	493,372

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

12.	Gain (loss) on financial instruments, net

The following table sets forth the details for the gain or loss on financial instrument recognized in the consolidated statements of profit or loss:

	For the three months ended June 30,
	2020	2019
Loss on derivative financial instruments and foreign currency exchange, net	(694)	13
Unrealized loss on financial instruments at fair value through profit or loss	(2,827)	25
Realized gain on financial instruments at fair value through profit or loss	(428)	(29)
Gain (loss) on sale of securities at fair value through OCI	-	54
	(3,949)	63

	For the six months ended June 30,
	2020	2019
Loss on derivative financial instruments and foreign currency exchange, net	(1,885)	283
Unrealized loss on financial instruments at fair value through profit or loss	(2,827)	(11)
Realized gain on financial instruments at fair value through profit or loss	405	384
Gain (loss) on sale of securities at fair value through OCI	-	163
	(4,307)	819

50

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.	Derivative financial instruments

The following table details quantitative information on the notional amounts and carrying amounts of the derivative instruments used for hedging by type of risk hedged and type of hedge:

		June 30, 2020
	Nominal amount	Carrying amount of hedging instruments

		Asset (1)	Liability (2)
Interest rate risk
Fair value hedges	122,000	1,343	(378)
Cash flow hedges	60,000	-	(2,167)
Interest rate and foreign exchange risk
Fair value hedges	362,794	2,044	(38,654)
Cash flow hedges	257,626	1,984	(10,943)
Foreign exchange risk
Cash flow hedges	55,563	3,244	(51)
	857,983	8,615	(52,193)

		December 31, 2019
	Nominal amount	Carrying amount of hedging instruments
		Asset (1)	Liability (2)
Interest rate risk
Fair value hedges	398,333	407	(805)
Cash flow hedges	123,000	-	(1,098)
Interest rate and foreign exchange risk
Fair value hedges	346,844	10,125	(8,527)
Cash flow hedges	23,025	-	(1,670)
Foreign exchange risk
Cash flow hedges	72,391	625	(2,552)
Net investment hedges	2,080	-	(23)
	965,673	11,157	(14,675)

(1) Included in the condensed consolidated interim statement of financial position under the line Derivative financial instruments - assets.

(2) Included in the condensed consolidated interim statement of financial position under the line Derivative financial instruments - liabilities.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.	Derivative financial instruments (continued)

As part of the financial risk management, the Bank uses the following hedging relationships:

-	Fair value hedge

-	Cash flow hedge

-	Net investment hedge

For control purposes, derivative instruments are recorded at their nominal amount in memoranda accounts. Interest rate swaps are made either in a single currency or cross currency for a prescribed period to exchange a series of interest rate flows, which involve fixed for floating interest payments, and vice versa. The Bank also engages in certain foreign exchange forward contracts to serve customers’ transaction needs and to manage foreign currency risk. All such positions are hedged with an offsetting contract for the same currency.

The Bank manages and controls the risks on these foreign exchange trades by establishing counterparty credit limits by customer and by adopting policies that do not allow for open positions in the loan and investment portfolio. The Bank also uses foreign exchange forward contracts to hedge the foreign exchange risk associated with the Bank’s equity investment in a non-U.S. dollar functional currency foreign entity. Derivative and foreign exchange forward instruments negotiated by the Bank are executed mainly over-the-counter (OTC). These contracts are executed between two counterparties that negotiate specific agreement terms, including notional amount, exercise price and maturity.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.	Derivative financial instruments (continued)

A.	Fair value hedge

This type of hedge is used to mitigate the risk of changes in foreign exchange currency rates, as well as changes in interest rate risk. Within the derivative financial instruments used by the Bank for fair value hedging are interest rate swap contracts whereby a series of interest rate flows in a single currency are exchanged over a prescribed period and cross currency swaps contracts that generally involve the exchange of both interest and principal amounts in two different currencies.

The Bank’s exposure to interest rate risk is disclosed in Note 5(C)(i). Interest rate risk to which the Bank applies hedge accounting arises from fixed-rate euro medium term notes and other long-term notes issuances (“Certificados Bursatiles”), fixed-rate loans and advances, whose fair value fluctuates when benchmark interest rates change. The Bank hedges interest rate risk only to the extent of benchmark interest rates because the changes in fair value of a fixed-rate note or loan are significantly influenced by changes in the benchmark interest rate. Hedge accounting is applied where economic hedging relationships meet the hedge accounting criteria.

Before fair value hedge accounting is applied by the Bank, the Bank determines whether an economic relationship between the hedged item and the hedging instrument exists based on an assessment of the qualitative characteristics of these items and the hedged risk that is supported by quantitative analysis. The Bank considers whether the critical terms of the hedged item and hedging instrument closely align when assessing the presence of an economic relationship. The Bank assesses whether the fair value of the hedged item and the hedging instrument respond similarly to similar risks. The Bank further supports this qualitative assessment by using regression analysis to assess whether the hedging instrument is expected to be and has been highly effective in offsetting changes in the fair value of the hedged item. The sources of ineffectiveness mainly come from forward rates, discount rates and cross currency basis (cost of the operation).

The following table details the notional amounts and carrying amounts of derivative instruments used in fair value hedges by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	June 30, 2020
	Nominal amount	Carrying amount of hedging instruments		Changes in fair value used to calculate hedge ineffectiveness (3)	Ineffectiveness recognized in profit or loss (3)
		Asset (1)	Liability (2)
Interest rate risk
Loans	12,000	-	(242)	(59)	3
Securities at FVOCI	5,000	-	(136)	(72)	(8)
Borrowings and debt	105,000	1,343	-	453	(11)
Interest rate and foreign exchange risk
Loans	5,755	1,308	-	1,023	(40)
Borrowings and debt	357,039	736	(38,654)	(37,438)	(1,079)
Total	484,794	3,387	(39,032)	(36,093)	(1,135)

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.	Derivative financial instruments (continued)

A.	Fair value hedge (continued)

	December 31, 2019
	Nominal amount	Carrying amount of hedging instruments		Changes in fair value used to calculate hedge ineffectiveness (3)	Ineffectiveness recognized in profit or loss(3)
		Asset (1)	Liability (2)
Interest rate risk
Loans	13,333	-	(166)	(127)	(9)
Securities at FVOCI	5,000	-	(45)	(97)	(17)
Borrowings and debt	380,000	407	(594)	5,203	(65)
Interest rate and foreign exchange risk
Loans	6,430	276	-	(482)	(214)
Borrowings and debt	340,414	9,849	(8,527)	7,234	55
Total	745,177	10,532	(9,332)	11,731	(250)

(1) Included in the condensed consolidated interim statement of financial position under the line Derivative financial instruments - assets.

(2) Included in the condensed consolidated interim statement of financial position under the line Derivative financial instruments - liabilities.

(3) Included in the condensed consolidated interim statement of profit or loss is the line Loss on financial instruments, net.

The following table details the notional amounts and carrying amounts of the hedged items at fair value by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	June 30, 2020
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged	Accumulated amount of fair value hedge adjustments included in the carrying amount of the hedged	Change in fair value of the hedged items used to calculate hedge
	Asset	Liability	items	items	ineffectiveness(1)
Interest rate risk
Loans	12,311	-	Loans, net	219	62
Securities at FVOCI	5,153	-	Securities and other financial assets, net financieros, netos	30	64
Borrowings and debt	-	(106,461)	Borrowings and debt, net	(530)	(464)
Interest rate and foreign exchange risk	-	-			-
Loans	4,600	-	Loans, net	(1,558)	(1,063)
Borrowings and debt	-	(320,146)	Borrowings and debt, net	35,386	36,359
Total	22,064	(426,607)		33,547	34,958

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.	Derivative financial instruments (continued)

A.	Fair value hedge (continued)

	December 31, 2019
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged	Accumulated amount of fair value hedge adjustments included in the carrying amount of the hedged	Change in fair value of the hedged items used to calculate hedge
	Asset	Liability	items	items	ineffectiveness(1)
Interest rate risk
Loans	13,583	-	Loans, net	158	118
Securities at FVOCI	5,142	-	Securities and other financial assets, net financieros, netos	94	80
Borrowings and debt	-	(381,587)	Borrowings and debt, net	18	(5,268)
Interest rate and foreign exchange risk	-	-			-
Loans	6,202	-	Loans, net	(495)	268
Borrowings and debt	-	(336,117)	Borrowings and debt, net	(973)	(7,179)
Total	24,927	(717,704)		(1,198)	(11,981)

(1) Included in the condensed consolidated interim statement of profit or loss is the line Loss on financial instruments, net.

The following table details the maturity of the notional amount for the derivative instruments used in fair value hedges:

	June 30, 2020
Maturity	Interest rate swaps	Foreign exchange and interest rate risks	Total
Fair value hedge
Less to 1 year	102,000	16,626	118,626
1 to 2 years	20,000	68,933	88,933
2 to 5 years	-	277,235	277,235
Total	122,000	362,794	484,794

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.	Derivative financial instruments (continued)

A.	Fair value hedge (continued)

	December 31, 2019
Maturity	Interest rate swaps	Foreign exchange and interest rate risks	Total
Fair value hedge
Less to 1 year	350,000	-	350,000
1 to 2 years	48,333	-	48,333
2 to 5 years	-	346,844	346,844
Total	398,333	346,844	745,177

B.	Cash flow hedge

This type of hedge is used to mitigate the risk of changes in foreign exchange currency rates, as well as changes in interest rate risk, that could include variability in the future cash flows. Within the derivative financial instruments used by the Bank for a cash flow hedging are interest rate swaps contracts whereby a series of interest rate flows in a single currency are exchanged over a prescribed period, cross currency swaps contracts that generally involve the exchange of both interest and principal amounts in two different currencies, and foreign exchange forward contracts, an agreement to purchase or sell foreign currency at a future date at agreed-upon terms.

The Bank’s exposure to market risk is disclosed in Note 5 (C) (ii). The Bank determines the amount of the exposure to which it applies hedge accounting by assessing the potential impact of changes in interest rates and foreign currency exchange rates on the future cash flows. This assessment is performed using analytical techniques, such as cash flow sensitivity analysis. As noted above for fair value hedges, by using derivative financial instruments to hedge exposures to changes in interest rates and foreign currency exchange rates, the Bank exposes itself to credit risk of the counterparties to the derivatives, which is not offset by the hedged items. This exposure is managed similarly to that off fair value hedges.

The Bank determines whether an economic relationship exists between the cash flows of the hedged item and hedging instrument based on an assessment of the qualitative characteristics of these items and the hedged risk that is supported by quantitative analysis. The Bank considers whether the critical terms of the hedged item and hedging instrument closely align when assessing the presence of an economic relationship. The Bank assesses whether the cash flows of the hedged item and the hedging instrument respond similarly to the hedged risk, such as the benchmark interest rate or foreign currency. The Bank further supports this qualitative assessment by using sensitivity analysis to assess whether the hedging instrument is expected to be and has been highly effective in offsetting changes in the present value of the hedged item. The Bank assesses hedge effectiveness using the hypothetical derivative method, which creates a derivative instrument to serve as a proxy for the hedged transaction. The terms of the hypothetical derivative match the critical terms of the hedged item and it has a fair value of zero at inception. The sources of ineffectiveness arise mainly because of the differences in discount rates (OIS - Overnight Index Swap).

The maximum length of time over which the Bank has hedged its exposure to the variability in future cash flows on forecasted transactions is 4.98 years.

The Bank recognized the lifetime associated cost of the foreign exchange forward contracts into interest income, in profit or loss, as an adjustment to the yield on hedged items creating an accumulated reserve in OCI, reclassified to profit or loss at their maturity. The Bank estimates that approximately $197 thousand are expected to be reclassified into profit or loss during the year ending June 30, 2021.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.	Derivative financial instruments (continued)

B.	Cash flow hedge (continued)

The following table details the notional amounts and carrying amounts of derivative instruments used in cash flow hedges by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	June 30, 2020
	Nominal	Carrying amount of hedging instruments		Change in fair value used for calculating hedge	Changes in the fair value of the hedging instruments recognized in	Ineffectiveness recognized in	Amount reclassified from the hedge reserve to profit
	amount	Asset (1)	Liability (2)	ineffectiveness	OCI (3)	profit or loss (4)	or loss (4)
Interest rate risk
Borrowings and debt	60,000	-	(2,167)	(1,098)	(1,097)	1	(75)
Interest rate and foreign exchange risk
Borrowings and debt	257,626	1,984	(10,943)	(6,574)	(6,613)	(39)	-
Foreign exchange risk
Loans	55,563	3,244	(51)	3,287	3,284	(3)	(2,414)
Borrowings and debt	-	-	-	-	-	-	-
Total	373,189	5,228	(13,161)	(4,385)	(4,426)	(41)	(2,489)

(1) Included in the condensed consolidated interim statement of financial position under the line Derivative financial instruments - assets.

(2) Included in the condensed consolidated interim statement of financial position under the line Derivative financial instruments - liabilities.

(3) Included in equity in the condensed consolidated interim statement of financial position on the line Other comprehensive income.

(4) Included in the condensed consolidated interim statement of profit or loss under the line Loss on financial instruments, net.

	December 31, 2019
	Nominal	Carrying amount of hedging instruments		Change in fair value used for calculating hedge	Changes in the fair value of the hedging instruments recognized in	Ineffectiveness recognized in	Amount reclassified from the hedge reserve to profit
	amount	Asset (1)	Liability (2)	ineffectiveness	OCI (3)	profit or loss (4)	or loss (4)
Interest rate risk
Borrowings and debt	123,000	-	(1,098)	(1,459)	(1,458)	1	39
Interest rate and foreign exchange risk
Borrowings and debt	23,025	-	(1,670)	(284)	(283)	1	-
Foreign exchange risk
Loans	72,391	625	(2,552)	(2,346)	(2,344)	2	(1,070)
Borrowings and debt	-	-	-	-	-	-	(5,545)
Total	218,416	625	(5,320)	(4,089)	(4,085)	4	(6,576)

(1) Included in the condensed consolidated interim statement of financial position under the line Derivative financial instruments - assets.

(2) Included in the condensed consolidated interim statement of financial position under the line Derivative financial instruments - liabilities.

(3) Included in equity in the condensed consolidated interim statement of financial position on the line Other comprehensive income.

(4) Included in the condensed consolidated interim statement of profit or loss under the line Loss on financial instruments, net.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.	Derivative financial instruments (continued)

B.	Cash flow hedge (continued)

The following table details the nominal amounts and carrying amounts of the cash flow hedged items by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	June 30, 2020
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of	Change in the fair value of the hedged items used to calculate the hedge	Cash flow
	Asset	Liability	the hedged items	ineffectiveness (4)	hedge reserve
Interest rate risk
Borrowings and debt	-	(20,070)	Borrowings and debt, net	1,097	2,096
Interest rate and foreign exchange risk
Borrowings and debt	-	(250,867)	Borrowings and debt, net	6,613	825
Foreign exchange risk
Loans	51,844	-	Loans, net	(3,284)	374
Deposits	-	-	Deposit	-	-
Total	51,844	(270,937)		4,426	3,295

	December 31, 2019
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of	Change in the fair value of the hedged items used to calculate the hedge	Cash flow
	Asset	Liability	the hedged items	ineffectiveness (4)	hedge reserve
Interest rate risk
Borrowings and debt	-	(70,110)	Borrowings and debt, net	1,458	1,072
Interest rate and foreign exchange risk
Borrowings and debt	-	(21,234)	Borrowings and debt, net	283	(5)
Foreign exchange risk
Loans	73,861	-	Loans, net	2,344	263
Deposits	-	-	Deposit	-	-
Total	73,861	(91,344)		4,085	1,330

(1) Included in the condensed consolidated interim statement of profit and loss or the line Loss on financial instruments, net.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.	Derivative financial instruments (continued)

B.	Cash flow hedge (continued)

The following table details the maturity of the derivative instruments used in cash flow hedges:

	June 30, 2020
Maturity	Foreign exchange risk	Interest rate swaps	Foreign exchange and interest rate risks	Total
Cash flow hedge
Less to 1 year	55,563	40,000	71,400	166,963
1 to 2 years	-	-	-	-
2 to 5 years	-	20,000	186,226	206,226
Total	55,563	60,000	257,626	373,189

	December 31, 2019
Maturity	Foreign exchange risk	Interest rate swaps	Foreign exchange and interest rate risks	Total
Cash flow hedge
Less to 1 year	74,471	63,000	23,025	160,496
1 to 2 years	-	40,000	-	40,000
2 to 5 years	-	20,000	-	20,000
Total	74,471	123,000	23,025	220,496

C.	Net investment hedge

A foreign currency exposure arises from a net investment either in a subsidiary that has a different functional currency from that of the Bank or in a financial instrument in a foreign currency designated at FVOCI. The hedge risk in the net investment hedge is the variability in the US dollar against any other foreign currency that will result in a reduction in the carrying amount.

The Bank’s policy is to hedge the net investment only to the extent of the debt principal; therefore, the hedge ratio is established by aligning the principal amount in foreign currency of the debt with the carrying amount of the net investment that is designated.

When the hedging instrument is a forward foreign exchange contract, the Bank establishes a hedge relationship where the notional of the forward foreign exchange contract matches the carrying amount of the designated net investment. The Bank ensures that the foreign currency in which the hedging instrument is denominated is the same as the functional currency of the net investment. The only source of ineffectiveness that is expected to arise from these hedging relationships is due to the effect of the counterparty and the Bank’s own credit risk on the fair value of the derivative.

The following table details the notional amount and carrying amount of the derivative instruments used as net investment hedge by type of risk and hedged item, along with changes during the period used to determine and recognize the ineffectiveness of the hedge:

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.	Derivative financial instruments (continued)

C.	Net investment hedge

	December 31, 2019
	Nominal	Carrying amount of hedging instruments		Change in fair value used for calculating hedge	Changes in the fair value of the hedging instruments recognized in	Ineffectiveness recognized in	Amount reclassified from the hedge reserve to profit
	amount	Asset (1)	Liability (2)	ineffectiveness	OCI (3)	profit or loss (4)	or loss (4)
Foreign exchange risk
Net investment	2,080	-	(23)	(23)	(23)	-	(78)
Total	2,080	-	(23)	(23)	(23)	-	(78)

Derivative instruments used in net investment hedges at December 31, 2019 have a maturity of less than 30 days.

(1) Included in the condensed consolidated interim statement of financial position under the line Derivative financial instruments - assets.

(2) Included in the condensed consolidated interim statement of financial position under the line Derivative financial instruments - liabilities.

(3) Included in equity in the condensed consolidated interim statement of financial position on the line Other comprehensive income.

(4) Included in the condensed consolidated interim statement of profit or loss under the line of Loss on financial instruments, net.

The following table details the nominal value and carrying amount of the net investment hedged items by type of risk and hedged item, along with changes during the period used to determine and recognize the ineffectiveness of the hedge:

	December 31, 2019
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the	Change in the fair value of the hedged items used to calculate the hedge	Cash flow hedge
	Asset	Liability	hedged items	ineffectiveness (1)	reserve
Foreign exchange risk
Net investment	1,889	-	Securities and other financial assets, net	23	23
Total	1,889	-		23	23

(1) Included in the condensed consolidated interim statement of profit or loss under the line Loss on financial instruments, net.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.	Other assets

Following is a summary of other assets:

	June 30, 2020	December 31, 2019
Pension fund	1,893	1,863
Accounts receivable	1,297	3,549
IT projects under development	1,227	521
Prepaid expenses	1,442	1,070
Interest receivable - deposits	36	26
Other	1,817	1,828
	7,712	8,857

15.	Deposits

The maturity profile of the Bank’s deposits, excluding interest payable, s as follows:

	June 30,	December 31,
	2020	2019
Demand	281,685	85,786
Up to 1 month	1,175,278	1,285,949
From 1 month to 3 months	577,789	628,981
From 3 months to 6 months	633,243	593,431
From 6 months to 1 year	218,220	289,189
From 1 year to 2 years	-	5,000
	2,886,215	2,888,336

The following table presents additional information regarding the Bank’s deposits

	June 30, 2020	December 31, 2019
Aggregate amounts of $100,000 or more	2,886,055	2,888,043
Aggregate amounts of deposits in the New York Agency	399,807	240,003

	Three months ended June 30
	2020	2019
Interest expense on deposits made in the New York Agency	1,254	1,732

	Six months ended June 30
	2020	2019
Interest expense on deposits made in the New York Agency	2,818	3,464

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

16.	Securities sold under repurchase agreements

As of June 30, 2020, and December 31, 2019, the Bank has financing transactions under repurchase agreements for $10.4 million and $40.5 million, respectively.

During the period ended June 30, 2020 and December 31, 2019, interest expense related to financing transactions under repurchase agreements totaled $ 354 thousand and $509 thousand, respectively. These expenses are included as interest expense – borrowings and debt line in the consolidated statement of profit or loss.

17.	Borrowings and debt

Borrowings consist of bilateral funding and syndicated loans obtained from international banks. Debt instruments consist of public and private issuances under the Bank's Euro Medium Term Notes Program (“EMTN”) as well as public issuances in the Mexican and Japanese markets.

The Bank's funding activities include: (i) EMTN, which may be used to issue notes for up to $2.250 million, with maturities from 7 days up to a maximum of 30 years, at fixed or floating interest rates, or at discount, and in various currencies. The notes are generally issued in bearer or registered form through one or more authorized financial institutions; (ii) Short-and Long-Term Notes (“Certificados Bursatiles”) Program (the “Mexican Program”) in the Mexican local market, registered with the Mexican National Registry of Securities administered by the National Banking and Securities Commission in Mexico (“CNBV”, for its acronym in Spanish), for an authorized aggregate principal amount of 10 billion Mexican pesos with maturities from 1 day to 30 years.

Some borrowing agreements include various events of default and covenants related to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of June 30, 2020, the Bank was in compliance with all those covenants.

Borrowings and debt are detailed as follows:

	June 30, 2020
	Short-term			Long-term
Carrying amount	Borrowings	Debt	Lease liabilities	Borrowings	Debt	Lease liabilities	Total
Principal	1,254,201	5,000	1,188	728,297	624,615	18,174	2,631,475
Prepaid commissions	-	-	-	(1,629)	(2,630)	-	(4,259)
	1,254,201	5,000	1,188	726,668	621,985	18,174	2,627,216

	December 31, 2019
	Short-term			Long-term
Carrying amount	Borrowings	Debt	Lease liabilities	Borrowings	Debt	Lease liabilities	Total
Principal	1,573,663	22,000	1,145	723,419	802,676	18,769	3,141,672
Prepaid commissions	-	-	-	(1,456)	(1,906)	-	(3,362)
	1,573,663	22,000	1,145	721,963	800,770	18,769	3,138,310

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

17.	Borrowings and debt (continued)

Short-term borrowings and debt

The breakdown of short-term (original maturity of less than one year) borrowings and debt, along with contractual interest rates, is as follows:

	June 30, 2020	December 31, 2019
Short-term borrowings:
At fixed interest rates	541,022	607,500
At floating interest rates	713,179	966,163
Total borrowings	1,254,201	1,573,663
Short-term debt:
At fixed interest rates	5,000	22,000
Total debt	5,000	22,000
Total short-term borrowings and debt	1,259,201	1,595,663

Maximum balance at any month-end	1,830,338	1,595,663
Range of fixed interest rates on borrowings and debt in U.S. dollars	1.14% to 3.37%	2.07% to 2.52%
Range of floating interest rates on borrowings in U.S. dollars	0.51% to 2.18%	2.09% to 2.35%
Range of fixed interest rates on borrowings in Mexican pesos	-	8.08%
Range of floating interest rates on borrowings in Mexican pesos	5.96% to 7.35%	7.71% to 8.31%
Range of fixed interest rates on borrowings in Euros	1.00%	-

The outstanding balances of short-term borrowings and debt by currency, are as follows:

	June 30, 2020	December 31, 2019
Currency
US dollar	1,149,668	1,476,000
Mexican peso	58,973	119,663
Euro	50,560	-
Total	1,259,201	1,595,663

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

17.	Borrowings and debt (continued)

Long-term borrowings and debt

The breakdown of borrowings and long-term debt (original maturity of more than one year), along with contractual interest rates, plus prepaid commissions as of June 30, 2020 and December 31, 2019, respectively, are as follows (excludes lease liabilities):

Long-term borrowings:	June 30, 2020	December 31, 2019
At fixed interest rates with due dates from June 2020 to February 2022	71,376	65,435
At floating interest rates with due dates from June 2021 to August 2023	656,921	657,984
Total long-term borrowings	728,297	723,419

Long-term debt:
At fixed interest rates with due dates from October 2020 to May 2025	332,201	502,880
At floating interest rates with due dates from March 2022 to June 2023	292,414	299,796
Total long-term debt	624,615	802,676
Total long-term borrowings and debt	1,352,912	1,526,095
Less: Prepaid commissions	(4,259)	(3,362)
Total long-term borrowings and debt, net	1,348,653	1,522,733

Maximum outstanding balance at any month – end	1,525,103	1,527,126
Range of fixed interest rates on borrowings and debt in U.S. dollars	2.04% to 3.05%	2.56% to 3.25%
Range of floating interest rates on borrowings and debt in U.S. dollars	0.93% to 2.23%	2.46% to 3.36%
Range of fixed interest rates on borrowings in Mexican pesos	5.95% to 9.09%	5.73% to 9.09%
Range of floating interest rates on borrowings and debt in Mexican pesos	6.04% to 7.74%	8.14% to 9.13%
Range of fixed interest rates on debt in Japanese yens	0.52%	0.52%
Range of fixed interest rates on debt in Euros	3.75%	3.75%
Range of fixed interest rates on debt in Australian dollars	3.33%	3.33%

The balances of long-term borrowings and debt by currency, excluding prepaid commissions, are as follows:

	June 30, 2020	December 31, 2019
Currency
US dollar	758,523	1,097,611
Mexican peso	445,863	280,105
Japanese yen	68,376	67,831
Euro	59,457	59,465
Australian dollar	20,693	21,083
Total	1,352,912	1,526,095

64

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

17.	Borrowings and debt (continued)

Long-term borrowings and debt (continued)

Future payments of long-term borrowings and debt outstanding as of Junio 30, 2020, are as follows:

Payments	Outstanding
2020	24,675
2021	529,707
2022	458,149
2023	102,299
2024	59,457
2025	178,625
1,352,912

Reconciliation – Movements of borrowings

The following table present the reconciliation of movements of borrowings and debt arising from financing activities, as presented in the consolidated statements of cash flows:

	2020	2019
Balance as of January 1,	3,138,310	3,518,446
Net increase (decrease) in short-term borrowings and debt	(325,742)	(897,407)
Proceeds from long-term borrowings and debt	149,799	83,636
Repayments of long-term borrowings and debt	(265,343)	(334,885)
Payment of lease liabilities	(530)	(512)
Recognition of lease liabilities	-	20,734
Net increase (decrease) of lease liabilities	27	-
Change in foreign currency	(70,286)	8,719
Adjustment of fair value for hedge accounting relationship	787	5,182
Other adjustments	194	1,238
Balance as of June 30,	2,627,216	2,405,151

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

17.	Borrowings and debt (continued)

Lease liabilities

Maturity analysis of contractual undiscounted cash flows of the lease liability is detailed below:

	June 30, 2020	December 31, 2019
Due within 1 year	2,046	2,005
After 1 year but within 5 years	10,583	10,470
After 5 years but within 10 years	12,412	13,492
Total undiscounted lease liabilities	25,041	25,967

Short-term	1,188	1,145
Long-term	18,174	18,769
Lease liabilities included in the consolidated statement of financial position	19,362	19,914

Amounts recognized in the statement of cash flows

	June 30, 2020	December 31, 2019
Cash outflow for leases	530	1,072

Amounts recognized in profit or loss

	June 30, 2020	June 30, 2019
Interest on lease liabilities	437	(482)
Income from sub-leasing right-of-use assets	121	150

18.	Other liabilities

Following is a summary of other liabilities:

	June 30,	December 31,
	2020	2019
Accruals and other accumulated expenses	7,779	11,901
Accounts payable	3,344	2,526
Others	2,560	2,722
	13,683	17,149

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.	Earnings per share

The following table presents a reconciliation of profit and share data used in the basic and diluted earnings per share (“EPS”) computations for the dates indicated:

	Three months ended June 30
	2020	2019
(Thousands of U.S. dollars)
Profit for the period	14,106	22,272

(U.S. dollars)
Basic earnings per share	0.36	0.56
Diluted earnings per share	0.36	0.42

(Thousands of shares)
Weighted average of common shares outstanding
applicable to basic EPS	39,654	39,553

Effect of diluted securities:
Stock options and restricted stock
units plan	-	-

Adjusted weighted average of common shares
outstanding applicable to diluted EPS	39,654	39,553

	For the six months ended June 30
	2020	2019
(Thousands of U.S. dollars)
Profit for the period	32,408	43,517

(U.S. dollars)
Basic earnings per share	0.82	1.10
Diluted earnings per share	0.82	1.10

(Thousands of shares)
Weighted average of common shares outstanding
applicable to basic EPS	39,632	39,548

Effect of diluted securities:
Stock options and restricted stock
units plan	-	-

Adjusted weighted average of common shares
outstanding applicable to diluted EPS	39,632	39,548

67

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

20.	Fee and commission income

Fee and commission income from contracts with customers broken down by main types of services according to the scope of IFRS 15, are detailed as follows:

	Three months ended June 30, 2020
	Syndications	Documentary and standby letters of credit	Other Commissions, net	Total
Openning and confirmation	-	1,640	229	1,869
Negotiation and acceptance	-	18	-	18
Amendment	-	128	-	128
Structuring	55	-	-	55
Other	-	2	(132)	(130)
	55	1,788	97	1,940

	Three months ended June 30, 2019
	Syndicated loans	Documentary and standby letters of credit	Other Commissions, net	Total
Openning and confirmation	-	2,231	221	2,452
Negotiation and acceptance	-	61	-	61
Amendment	-	180	-	180
Structuring	2,437	-	-	2,437
Others	-	9	(11)	(2)
	2,437	2,481	210	5,128

	Six months ended June 30, 2020
	Syndications	Documentary and standby letters of credit	Other Commissions, net	Total
Openning and confirmation	-	3,785	520	4,305
Negotiation and acceptance	-	163	-	163
Amendment	-	270	-	270
Structuring	451	-	-	451
Other	-	33	(209)	(176)
	451	4,251	311	5,013

	Six months ended June 30, 2019
	Syndications	Documentary and standby letters of credit	Other Commissions, net	Total
Openning and confirmation	-	4,077	429	4,506
Negotiation and acceptance	-	224	-	224
Amendment	-	273	-	273
Structuring	2,437	-	-	2,437
Others	-	73	(35)	38
	2,437	4,647	394	7,478

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

20.	Fee and commission income (continued)

The following table provides information on the ordinary income that is expected to be recognized on the contracts in force:

	Up to 1 year	1 to 2 years	More than 2 years	Total
Ordinary income expected to be recognized on the contracts as of June 30, 2020	1,463	84	858	2,405

	Up to 1 year	1 to 2 years	More than 2 years	Total
Ordinary income expected to be recognized on the contracts as of June 30, 2019	1,527	377	580	2,484

21.	Business segment information

The Bank’s activities are managed and executed in two business segments: Commercial and Treasury. Information related to each reportable segment is set out below. Business segment results are based on the Bank’s managerial accounting process, which assigns assets, liabilities, revenue and expense items to each business segment on a systematic basis. The maximum decision-making operating authority of the Bank is represented by the Chief Executive Officer and the Executive Committee, who review the internal management reports for each division at least every six months. Segment profit, as included in the internal management reports is used to measure performance as management believes that this information is the most relevant in evaluating the results of the respective segments relative to other entities that operate within the same industry.

The Bank’s net interest income represents the main driver of profits; therefore, the Bank presents its interest-earning assets by business segment, to give an indication of the size of business generating net interest income. Interest-earning assets also generate gains and losses on sales, mainly from financial instruments at fair value through OCI and financial instruments at fair value through profit or loss, which are included in net other income. The Bank also discloses its other assets and contingencies by business segment, to give an indication of the size of business that generates net fees and commissions, also included in net other income.

The Commercial Business Segment encompasses the Bank’s core business of financial intermediation and fee generating activities developed to cater to corporations, financial institutions and investors in Latin America.  These activities include the origination of bilateral short-term and medium-term loans, structured and syndicated credits, loan commitments, and financial guarantee contracts such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk, and other assets consisting of customers’ liabilities under acceptances.

Profits from the Commercial Business Segment include (i) net interest income from loans; (ii) fees and commissions from the issuance, confirmation and negotiation of letters of credit, guarantees and loan commitments, and through loan structuring and syndication activities; ((iii) gain on sale of loans generated through loan intermediation activities, such as sales in the secondary market and distribution in the primary market; (iv) gain (loss) on sale on financial instruments measured at FVTPL; (v) reversal (provision) for credit losses, (vi) gain (loss) in other non-financial assets, net; and (vii) direct and allocated operating expenses.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.	Business segment information (continued)

The Treasury Business Segment focuses on managing the Bank’s investment portfolio, and the overall structure of its assets and liabilities to achieve more efficient funding and liquidity positions for the Bank, mitigating the traditional financial risks associated with the balance sheet, such as interest rate, liquidity, price and currency risks. Interest-earning assets managed by the Treasury Business Segment include liquidity positions in cash and cash equivalents, and financial instruments related to the investment management activities, consisting of securities at FVOCI and securities at amortized cost. The Treasury Business Segment also manages the Bank’s interest-bearing liabilities, which constitute its funding sources, mainly deposits, short- and long-term borrowings and debt.

Profits from the Treasury Business Segment include net interest income derived from the above mentioned treasury assets and liabilities, and related net other income (net results from derivative financial instruments and foreign currency exchange, gain (loss) on financial instruments at FVTPL, gain (loss) on sale of securities at FVOCI, and other income), recovery or impairment loss on financial instruments, and direct and allocated operating expenses.

The following table provides certain information regarding the Bank’s operations by segment:

	Three months ended June 30, 2020
	Commercial	Treasury	Total
Interest income	42,914	1,593	44,507
Interest expense	(174)	(22,610)	(22,784)
Inter-segment net interest income	(21,821)	21,821	-
Net interest income	20,919	804	21,723
Other income (expense), net	(790)	(1,028)	(1,818)
Total income	20,129	(224)	19,905

Reversal (provision) for credit losses	2,607	-	2,607
(Loss) gain on financial instruments, net	(140)	-	(140)
Operating expenses	(6,263)	(2,003)	(8,266)
Segment profit (loss)	16,333	(2,227)	14,106

	Six months ended June 30, 2020
	Commercial	Treasury	Total
Interest income	98,804	4,692	103,496
Interest expense	(350)	(55,623)	(55,973)
Inter-segment net interest income	(52,769)	52,769	-
Net interest income	45,685	1,838	47,523
Other income (expense), net	2,559	(1,422)	1,137
Total income	48,244	416	48,660

Reversal (provision) for credit losses	2,696	-	2,696
(Loss) gain on financial instruments, net	(140)	-	(140)
Operating expenses	(13,605)	(5,203)	(18,808)
Segment profit (loss)	37,195	(4,787)	32,408

Segment assets	4,489,329	2,130,220	6,619,549
Segment liabilities	21,073	5,570,610	5,591,683

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.	Business segment information (continued)

	Three months ended June 30, 2019
	Commercial	Treasury	Total
Interest income	65,560	4,970	70,530
Interest expense	(192)	(42,407)	(42,599)
Inter-segment net interest income	(37,792)	37,792	-
Net interest income	27,576	355	27,931
Other income (expense), net	5,522	181	5,703
Total income	33,098	536	33,634

Reversal (provision) for credit losses	(776)	(35)	(811)
Operating expenses	(8,149)	(2,402)	(10,551)
Segment profit (loss)	24,173	(1,901)	22,272

	Six months ended June 30, 2019
	Commercial	Treasury	Total
Interest income	132,816	11,268	144,084
Interest expense	(386)	(87,747)	(88,133)
Inter-segment net interest income	(77,066)	77,066	-
Net interest income	55,364	587	55,951
Other income (expense), net	8,120	1,634	9,754
Total income	63,484	2,221	65,705

Reversal (provision) for credit losses	(1,744)	(9)	(1,753)
Operating expenses	(15,460)	(4,975)	(20,435)
Segment profit (loss)	46,280	(2,763)	43,517

Segment assets	5,602,124	965,121	6,567,245
Segment liabilities	89,822	5,470,522	5,560,344

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.	Business segment information (continued)

Reconciliation on information on reportable segments
	Three months ended June 30
	2020	2019
Profit (loss) for the period	14,106	22,272
Impairment on non-financial assets - unallocated	-	-
Total profit (loss) for the period	14,106	22,272

	Six months ended June 30
	2020	2019
Profit (loss) for the period	32,408	43,517
Impairment on non-financial assets - unallocated	-	-
Total profit (loss) for the period	32,408	43,517

Assets:
Assets from reportable segments	6,619,549	6,567,245
Other assets - unallocated	7,676	8,309
Total assets	6,627,225	6,575,554

Liabilities:
Liabilities from reportable segments	5,591,683	5,560,344
Other liabilities - unallocated	13,683	12,695
Total Liabilities	5,605,366	5,573,039

The Bank applied IFRS 16, as of January 1, 2019, using the modified retrospective approach to recognize right-of-use assets for $17.4 million presented within equipment and leasehold improvements and lease liabilities for $20.9 million. As of June 30, 2020, assets and liabilities were allocated between Commercial and Treasury segments.

As a result of the adoption of the new standard in the period 2019, certain amounts related to equipment and leasehold improvements and intangibles were reclassified for presentation purposes in the consolidated financial statement.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22.	Related party transactions

The detail of the assets and liabilities with related private corporations and financial institutions is as follows:

	June 30,	December 31,
	2020	2019
Assets
Demand deposits	9,323	3,812
Loans, net	56,823	49,101
Total asset	66,146	52,913

Liabilities
Time deposits	160,000	120,000
Total liabilities	160,000	120,000

Contingencies
Stand-by letters of credit	10,000	20,000
Loss allowance	(48)	(49)

The detail of income and expenses with related parties is as follows:

	Three months ended June 30
	2020	2019
Interest income
Loans	551	1,914
Securities	-	32
Total interest income	551	1,946
Interest expense
Deposits	(627)	(1,983)
Borrowing and debt (1)	-	(224)
Total interest expense	(627)	(2,207)

Net interest income (expenses)	(76)	(261)

Other income (expense)
Fees and commissions, net	51	5
Gain on financial instruments, net	-	(20)
Total other income, net	51	(15)

Operating expenses
Depreciation of equipment and leasehold improvements	-	(293)
Other expenses	-	(110)
Total operating expenses	-	(403)
Net income from related parties	(25)	(679)

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22.	Related party transactions (continued)

	Six months ended June 30
	2020	2019
Interest income
Loans	1,091	4,123
Securities	-	64
Total interest income	1,091	4,187
Interest expense
Deposits	(1,311)	(3,892)
Borrowing and debt (1)	-	(450)
Total interest expense	(1,311)	(4,342)

Net interest income (expenses)	(220)	(155)

Other income (expense)
Fees and commissions, net	139	5
Gain on financial instruments, net	-	(7)
Total other income, net	139	(2)

Operating expenses
Depreciation of equipment and leasehold improvements	-	(586)
Other expenses	-	(201)
Total operating expenses	-	(787)
Net income from related parties	(81)	(944)

(1)	This caption includes the financial cost relating to leases and depreciation expense for the right-of-use assets that rises from the lease contract with related parties where the Bank acts as a lessee through June 30, 2019.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22.	Related party transactions (continued)

The total compensation paid to directors and the executives as representatives of the Bank amounted to:

	Six months ended June 30
	2020	2019
Expenses:
Compensation costs to directors	798	245
Compensation costs to executives	4,191	2,298

	Three months ended June 30
	2020	2019
Expenses:
Compensation costs to directors	450	211
Compensation costs to executives	781	556

Compensation costs to directors and executives, include annual cash retainers and the cost of granted restricted stock and restricted stock units.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

23.	Litigation

Bladex is not engaged in any litigation that is significant to the Bank’s business or, to the best of the knowledge of Bank’s management, that is likely to have an adverse effect on its business, consolidated financial position or its consolidated financial performance.

24.	Applicable laws and regulations

Liquidity index

Rule No. 2-2018 issued by the Superintendence of Banks of Panama (SBP) establishes that every general license or international license bank must guarantee, with a higher level of confidence, that it is in the position to face its intraday liquidity obligations in a period when liquidity pressure may affect the lending market. For that purpose, the Superintendence of Banks of Panama has established a short-term liquidity coverage ratio known as “Liquidity Coverage Ratio or LCR”. This ratio is measured through the quotient of two amounts, the first one corresponds to the high-quality liquid assets and the second one corresponds to the net cash outflows in 30 days.

As of June 30, 2020 and December 31, 2019, the minimum LCR to be reported to the SBP was 50% and 25%, respectively. The Bank´s LCR as of June 30, 2020 and December 31, 2019 was 179.98% and 131%, respectively.

Rule No. 4-2008 issued by the SBP establishes that every general license or international license bank must maintain, always, a minimum balance of liquid assets equivalent to 30% of the gross total of its deposits in the Republic of Panama or overseas up to 186 days, counted from the reporting date. The formula is based on the following parameters:

Liquid assets	x 100 = X% (Liquidity ratio)
Liabilities (Deposits Received)

As of June 30, 2020, and December 31, 2019, the percentage of the liquidity index reported by the Bank to the regulator was 107.64% and 100.36%, respectively.

Capital adequacy

The Banking Law in the Republic of Panama and the Rules No. 01-2015 and 03-2016 require that the general license banks maintain a total capital adequacy index that shall not be lower, at any time, than 8% of total assets and off-balance sheet irrevocable contingency transactions, weighted according to their risks; and ordinary primary capital that shall not be less than 4.5% of its assets and off-balance sheet transactions that represent an irrevocable contingency, weighted based on their risks; and a primary capital that shall not be less than 6% of its assets and off-balance sheet transactions that represent an irrevocable contingency, weighted based on their risks.

The primary objectives of the Bank’s capital management policy are to ensure that the Bank complies with capital requirements imposed by local regulator and maintains strong credit ratings and healthy capital ratios to support its business and to maximize shareholder value.

The Bank manages its capital structure and adjusts it according to changes in economic conditions and the risk characteristics of its activities. To maintain or adjust the capital structure, the Bank may adjust the amount of dividend payment to shareholders, return capital to shareholders or issue capital securities. No changes have been made to the objectives, policies and processes from the previous periods. However, they are under constant review by the Board.

	June 30, 2020	December 31, 2019
Tier 1 capital	1,034,371	1,026,125

Risk weighted assets	4,683,626	5,937,648

Tier 1 capital ratio	22.08%	17.28%

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

24.	Applicable laws and regulations (continued)

Leverage ratio

Article No. 17 of the Rule No. 1-2015 establishes the leverage ratio of a regulated entity by means of the quotient between the ordinary primary capital and the total exposure for non-risk-weighted assets inside and outside the statement of financial position established by the SBP. For the determination of the exposure of off-balance-sheet operations, the criteria established for credit and counterparty credit risk positions will be used. The exposure of the derivatives will be the fair value at which it is recorded in the entity's assets.

The leverage ratio cannot be lower, at any time, than 3%. The Bank will inform to SBP as often as the compliance with the leverage ratio is determined.

	June 30, 2020	December 31, 2019
Ordinary capital	898,352	890,106

Non-risk-weighted assets	6,831,786	7,323,187

Leverage ratio	13.15%	12.15%

Specific credit provisions

Rule No. 4-2013, modified by Rule No. 8-2014, states that the specific provisions are originated from the objective and concrete evidence of impairment. These provisions must be established for credit facilities classified according to the risk categories denominated as: special mention, substandard, doubtful, or unrecoverable, both for individual credit facilities as for a group of such facilities. In the case of a group, it corresponds to circumstances that indicate the existence of deterioration in credit quality, although individual identification is still not possible.

Banks must calculate and maintain at all times the amount of the specific provisions determined by the methodology specified in this Rule, which takes into account the balance owed of each credit facility classified in any of the categories subject to provision, mentioned in the paragraph above; the present value of each guarantee available in order to mitigate risk, as established by type of collateral; and a weighting table that applies to the net exposure balance subject to loss of such credit facilities.

Article No. 34 of this Rule establishes that all credits must be classified in the following five (5) categories, according to their default risk and loan conditions, and establishes a minimum reserve for each classification: normal 0%, special mention 20%, substandard 50%, doubtful 80%, and unrecoverable 100%.

If there is an excess in the specific provision, calculated in accordance with this Rule, compared to the provision calculated in accordance with IFRS, this excess will be accounted for as a regulatory credit reserve in equity and will increase or decrease with appropriations from/to retained earnings. The balance of the regulatory credit reserve will not be considered as capital funds for calculating certain ratios or prudential indicators mentioned in the Rule.

In March 2020, Rule No. 2-2020 was issued as a modification to Rule No. 4-2013, creating a new form of credits, called “modified credits”, in which it allows the debtor to properly attend to its obligation in the event of potential or actual deterioration related to its possibility of payment, in the face of the crisis caused by COVID-19. As of June 30, 2020, the Bank has modified three credits under this new category for the total value of $ 21.2 million.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

24.	Applicable laws and regulations (continued)

Based on the classification of risks, collateral and in compliance with SBP Rule No. 4-2013, the Bank classified the loan portfolio as follows:

	June 30, 2020
Loans	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Corporations	2,043,848	38,261	-	-	-	2,082,109
Banks:
Private	2,061,131	-	-	-	-	2,061,131
State-owned	300,995	-	-	-	-	300,995
	2,362,126	-	-	-	-	2,362,126
Sovereign	41,318	-	-	-	-	41,318
Total	4,447,292	38,261	-	-	-	4,485,553

Allowance for loan losses IFRS (*):	38,049	7,385	-	-	-	45,434

	December 31, 2019
Loans	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Corporations	2,487,859	13,595	-	-	61,845	2,563,299
Banks:
Private	2,692,787	-	-	-	-	2,692,787
State-owned	589,690	-	-	-	-	589,690
	3,282,477	-	-	-	-	3,282,477
Sovereign	47,221	-	-	-	-	47,221
Total	5,817,557	13,595	-	-	61,845	5,892,997

Allowance for loan losses IFRS (*):	42,396	2,338	-	-	54,573	99,307

As of June 30, 2020 and December 31, 2019, there are no restructured loans.

(*) As of June 30, 2020, and December 31, 2019, there is no excess in the specific provision calculated in accordance with Agreement No. 8-2014 of the SBP, over the provision calculated in accordance with IFRS.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

24.	Applicable laws and regulations (continued)

For statutory purposes only, non-accruing loans are presented by category as follows:

Non-accruing	June 30, 2020
loans	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Impaired loans	-	-	-	-	-	-
Total	-	-	-	-	-	-

Non-accruing	December 31, 2019
loans	Normal	Special Mention	Substandard	Doubtful	Unrecoverable	Total
Impaired loans	-	-	-	-	61,845	61,845
Total	-	-	-	-	61,845	61,845

Credit risk coverage - dynamic provision

	June 30,	December 31,
	2020	2019
Non-accruing loans:
Private corporations	-	61,845
Total non-accruing loans	-	61,845

Interest that would be reversed if the loans had been classified as non-accruing loans	-	1,379
Income from collected interest on non-accruing loans	-	631

The SBP by means of Rule No. 4-2013, establishes the compulsory constitution of a dynamic provision in addition to the specific credit provision as part of the total provisions for the credit risk coverage.

The dynamic provision is an equity item associated to the regulatory capital but does not replace or offset the capital adequacy requirements established by the SBP.

Methodology for the constitution of the regulatory credit reserve

The Superintendence of Banks of Panama by means of the General Resolution of Board of Directors SBP-GJD-0003-2013 of July 9, 2013, establishes the accounting methodology for differences that arise between the application of the International Financial Reporting Standards (IFRS) and the application of prudential regulations issued by the SBP; as well as the additional disclosures required to be included in the notes to the consolidated financial statements.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements
(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

24.	Applicable laws and regulations (continued)

Methodology for the constitution of the regulatory credit reserve (continued)

The parameters established in this methodology are the following:

1.	The calculations of accounting balances in accordance with IFRS and the prudential standards issued by the SBP will be carried out and the respective figures will be compared.

2.	When the calculation made in accordance with IFRS results in a greater reserve or provision for the bank compared to the one resulting from the use of the prudential standards issued by the SBP, the Bank will account the IFRS figures.

3.	When the impact of the use of prudential standards results in a greater reserve or provision for the Bank, the effect of the application of IFRS will be recognized in profit or loss, and the difference between IFRS calculation compared to the prudential standards calculation will be appropriated from retained earnings as a regulatory credit reserve. If the bank does not have sufficient retained earnings, the difference will be presented as an accumulated deficit account.

4.	The regulatory credit reserve mentioned in paragraph 3 of this Rule may not be reversed against the retained earnings as long as there are differences between IFRS and the originated prudential regulations.

Considering that the Bank presents its consolidated financial statements under IFRS, specifically for its expected credit reserves under IFRS 9, the line "Regulatory credit reserve" established by the SBP has been used to present the difference between the application of the accounting standard used and the prudential regulations of the SBP to comply with the requirements of Rule No. 4-2013.

As of June 30, 2020, and December 31, 2019, the total amount of the dynamic provision and the regulatory credit reserve calculated according to the guidelines of Rule No. 4-2013 of the SBP is $136.0 million for both periods, appropriated from retained earnings for purposes of compliance with local regulatory requirements. This appropriation is restricted from dividend distribution in order to comply with local regulations. The provision and reserve are detailed as follows:

	June 30, 2020	December 31, 2019
Dynamic provision	136,019	136,019
Regulatory credit reserve	-	-
	136,019	136,019

Capital reserve

In addition to capital reserves required by regulations, the Bank maintains a capital reserve of $95.3 million, which was voluntarily established. Pursuant to Article No. 69 of the Banking Law, reduction of capital reserves requires prior approval of SBP.

25.	Subsequent events

Bladex announced a quarterly cash dividend of $0.25 US dollar cents per share corresponding to the second quarter of 2020. The cash dividend was approved by the Board of Directors at its meeting held on July 21, 2020 and it was payable on August 25, 2020 to the Bank’s stockholders as of August 10, 2020 record date.

80